



PENN NATIONAL GAMING, INC.®

2007 ANNUAL REPORT

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from expectations. Although Penn National Gaming, Inc. and its subsidiaries (collectively, the "Company") believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, risks related to the following: the impact of market conditions or applicable legal restrictions on the Company's intention to repurchase shares of its common stock; that the conditions to closing the transactions contemplated by the preferred stock purchase agreement entered into by the Company, pursuant to which the Company will issue preferred stock to affiliates of Fortress Investment Group LLC, ("Fortress"), affiliates of Deutsche Bank AG, are not satisfied, or the issuance of the preferred stock otherwise fails to close; the outcome of any legal proceedings instituted against the Company in connection with the termination of the previously announced acquisition of the Company by certain affiliates of Fortress and Centerbridge; the passage of state, federal or local legislation that would expand, restrict, further tax, prevent or negatively impact (such as a smoking ban at any of our facilities) operations in the jurisdictions in which we do business; the activities of our competitors; increases in the effective rate of taxation at any of our properties or at the corporate level; delays or changes to, or cancellations of, planned capital projects at our gaming and pari-mutuel facilities or an inability to achieve the expected returns from such projects; the existence of attractive acquisition candidates, the costs and risks involved in the pursuit of those acquisitions and our ability to integrate those acquisitions; our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses; the maintenance of agreements with our horsemen, pari-mutuel clerks and other organized labor groups; the effects of local and national economic, credit and capital market and energy conditions on the economy in general, and on the gaming and lodging industries in particular; construction factors, including delays, increased cost of labor and materials; changes in accounting standards; third-party relations and approvals; our dependence on key personnel; the impact of terrorism and other international hostilities; the availability and cost of financing; and other factors as discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the United States Securities and Exchange Commission. The Company does not intend to update publicly any forward-looking statements except as required by law.

OVERVIEW

We are a leading, diversified, multi-jurisdictional owner and operator of gaming and pari-mutuel properties. The Company was incorporated in Pennsylvania in 1982 as PNRC Corp. and adopted its current name in 1994, when the Company became a public company. In 1997, we began our transition from a pari-mutuel company to a diversified gaming company with the acquisition of the Charles Town property and the introduction of video lottery terminals in West Virginia. Since 1997, we have continued to expand our gaming operations through strategic acquisitions, including the acquisitions of Hollywood Casino Corporation in March 2003, Argosy Gaming Company in October 2005, Black Gold Casino at Zia Park in April 2007, and Sanford-Orlando Kennel Club in October 2007. We now own or operate nineteen facilities in fifteen jurisdictions, including Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Maine, Mississippi, Missouri, New Jersey, New Mexico, Ohio, Pennsylvania, West Virginia, and Ontario.

On June 15, 2007, we announced that we had entered into a merger agreement that would ultimately result in our shareholders receiving $67.00 per share. Specifically, we, PNG Acquisition Company Inc. ("Parent") and PNG Merger Sub Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), announced that we entered into an Agreement and Plan of Merger, dated as of June 15, 2007 (the "Merger Agreement"), that provided, among other things, for Merger Sub to be merged with and into us, as a result of which we would have continued as the surviving corporation and would have become a wholly-owned subsidiary of Parent. Parent is indirectly owned by certain funds managed by affiliates of Fortress Investment Group LLC ("Fortress") and Centerbridge Partners, L.P. ("Centerbridge").

On July 3, 2008, we entered into an agreement with certain affiliates of Fortress and Centerbridge, terminating the Merger Agreement. In connection with the termination of the Merger Agreement, we agreed to receive a total of $1.475 billion, consisting of a nonrefundable $225 million cash termination fee and a $1.25 billion, zero coupon, preferred equity investment. Pursuant to the terms of the preferred equity purchase agreement, the purchasers made a nonrefundable $475 million payment to us on July 3, 2008, in addition to the payment of the nonrefundable $225 million cash termination fee. Under the terms of the purchase agreement, the purchasers have subsequently deposited the remaining preferred equity investment purchase consideration with an escrow agent. The funds will be released from escrow upon the issuance of the preferred stock, which is subject to the receipt of required regulatory approvals and the satisfaction of certain other conditions. We are in the process of seeking the required regulatory approvals and expect to satisfy all conditions to funding and the related issuance of the preferred stock during the fourth quarter of 2008. For more information regarding the termination of the Merger Agreement, see the Company's Current Report on Form 8-K filed with the United States Securities and Exchange Commission on July 9, 2008.

We believe that our portfolio of assets provides us with a diversified cash flow from operations. We intend to continue to expand our gaming operations through the implementation of a disciplined capital expenditure program at our existing properties and the continued pursuit of strategic acquisitions of gaming properties in attractive markets.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for the Company's Common Stock since December 31, 2002 to the total returns of the NASDAQ Market Index and a peer group index. The peer group index includes six competing gaming and thoroughbred horse racing companies (Ameristar Casinos, Inc., Boyd Gaming Corp., Harrah's Entertainment, Inc., Isle of Capri Casinos, Inc., MGM Mirage and Pinnacle Entertainment). The Company's peer group for 2006 included Station Casinos, Inc., which ceased to be a public company in November 2007, and has therefore been excluded from the peer group index for all of the years presented. The comparative returns shown in the graph assumes the investment of $100 in the Company's Common Stock, the NASDAQ Market Index and the peer group index on December 31, 2002 and assumes the reinvestment of all dividends.

COMPARATIVE 5-YEAR CUMULATIVE RETURN AMONG PENN NATIONAL GAMING, INC., NASDAQ MARKET INDEX AND PEER GROUP INDEX


800
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400
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2003
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COMPANY/INDEX/MARKET	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Penn National Gaming, Inc.	100.00	145.78	381.78	415.51	524.84	750.95
Peer Group Index	100.00	127.47	221.16	238.66	315.80	371.05
NASDAQ Market Index	100.00	150.36	163.00	166.58	183.68	201.91

NOTES:

A. The lines represent annual index levels, assuming reinvestment of all dividends paid during the measurement period.

B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

C. If the annual interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

The Company has not paid cash dividends on its Common Stock. Historic price is not indicative of future stock price.

TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial and operating data for the years ended December 31, 2007 and 2006 is derived from our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm. The following selected consolidated financial and operating data for the years ended December 31, 2005, 2004, and 2003 are derived from our consolidated financial statements that had been audited by BDO Seidman, LLP, an independent registered public accounting firm. The selected consolidated financial and operating data should be read in conjunction with our consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included herein.

The following is a listing of our acquisitions and dispositions that occurred during the five-year period ended December 31, 2007:

- In March 2003, we acquired Hollywood Casino Corporation.
- In January 2005, we transferred the operations of The Downs Racing, Inc. and its subsidiaries to the Mohegan Tribal Gaming Authority ("MTGA"). The sale was not considered final until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding until August 7, 2006.
- In July 2005, the Hollywood Casino Shreveport property was disposed of.
- In October 2005, we acquired Argosy Gaming Company ("Argosy") and divested the Argosy Casino Baton Rouge property.
- In April 2007, we acquired Black Gold Casino at Zia Park.
- In October 2007, we acquired Sanford-Orlando Kennel Club.

	Year Ended December 31,				
	2007(1)	2006	2005(2)	2004	2003(3)
	(in thousands, except per share data)				
Income statement data:(4)					
Net revenues	$2,436,793	$2,244,547	$ 1,369,105	$1,105,290	$ 980,520
Total operating expenses	1,938,984	1,666,706	1,125,557	891,510	803,985
Income from continuing operations	497,809	577,841	243,548	213,780	176,535
Other expenses, net	(205,569)	(207,909)	(101,778)	(76,152)	(76,878)
Income from continuing operations before income taxes	292,240	369,932	141,770	137,628	99,657
Taxes on income	132,187	156,852	54,593	50,288	37,463
Net income from continuing operations	160,053	213,080	87,177	87,340	62,194
Income (loss) from discontinued operations	—	114,008	33,753	(15,856)	(10,723)
Net income	$ 160,053	$ 327,088	$ 120,930	$ 71,484	$ 51,471
Per share data:(5)					
Earnings (loss) per share—Basic					
Income from continuing operations	$ 1.87	$ 2.53	$ 1.05	$ 1.09	$ 0.79
Discontinued operations, net of tax	—	1.35	0.41	(0.20)	(0.14)
Basic earnings per share	$ 1.87	$ 3.88	$ 1.46	$ 0.89	$ 0.65
Earnings (loss) per share—Diluted					
Income from continuing operations	$ 1.81	$ 2.46	$ 1.02	$ 1.05	$ 0.77
Discontinued operations, net of tax	—	1.32	0.39	(0.19)	(0.14)
Diluted earnings per share	$ 1.81	$ 3.78	$ 1.41	$ 0.86	$ 0.63
Weighted shares outstanding—Basic	85,578	84,229	82,893	80,510	78,946
Weighted shares outstanding—Diluted	88,384	86,634	85,857	83,508	81,224
Other data:					
Net cash provided by operating activities	$ 431,219	$ 281,809	$ 150,475	$ 197,164	$ 140,779
Net cash used in investing activities	(611,617)	(302,341)	(1,978,800)	(67,114)	(331,607)
Net cash provided by (used in) financing activities	186,255	56,427	1,873,221	(124,177)	217,459
Depreciation and amortization	147,915	123,951	72,531	65,785	57,471
Interest expense	198,059	196,328	89,344	75,720	76,616
Capital expenditures	361,155	408,883	121,135	68,957	56,733
Balance sheet data:					
Cash and cash equivalents(6)	$ 174,372	$ 168,515	$ 132,620	$ 87,620	$ 81,567
Total assets	4,967,032	4,514,082	4,190,404	1,632,701	1,609,599
Total debt(6)	2,974,922	2,829,448	2,786,229	858,909	990,123
Shareholders' equity	1,120,962	921,163	546,543	398,092	309,878

(1) Reflects the operations of Black Gold Casino at Zia Park since April 16, 2007, and Sanford-Orlando Kennel Club since October 17, 2007.

(2) Reflects the operations of Argosy properties since the October 1, 2005 acquisition effective date.

(3) Reflects the operations of the Hollywood Casino properties since the March 1, 2003 acquisition effective date.

(4) For purposes of comparability, certain prior year amounts have been reclassified to conform to the current year presentation.

(5) Per share data has been retroactively restated to reflect the increased number of common stock shares outstanding as a result of our March 7, 2005 stock split.

(6) Does not include discontinued operations.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Range of Market Price

Our common stock is quoted on The NASDAQ Global Select Market under the symbol "PENN." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on The NASDAQ Global Select Market.

	High	Low
2007		
First Quarter	$47.99	$39.94
Second Quarter	63.68	42.06
Third Quarter	61.00	54.40
Fourth Quarter	62.30	56.67
2006		
First Quarter	$42.48	$30.95
Second Quarter	43.59	35.00
Third Quarter	39.09	31.01
Fourth Quarter	41.99	36.57

The closing sale price per share of our common stock on The NASDAQ Global Select Market on October 1, 2008, was $25.55. As of October 1, 2008, there were approximately 628 holders of record of our common stock.

Dividend Policy

Since our initial public offering of common stock in May 1994, we have not paid any cash dividends on our common stock. We intend to retain all of our earnings to finance the development of our business, and thus, do not anticipate paying cash dividends on our common stock for the foreseeable future. Payment of any cash dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operations and capital requirements, our general financial condition and general business conditions. Moreover, our existing credit facility prohibits us from authorizing, declaring or paying any dividends until our commitments under the credit facility have been terminated and all amounts outstanding thereunder have been repaid. In addition, future financing arrangements may prohibit the payment of dividends under certain conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of the Financial Condition and Results of Operations has been reproduced from our Annual Report on Form 10-K filed on February 29, 2008 and has not been updated other than to reflect the termination of our proposed merger with certain affiliates of Fortress Investment Group LLC and Centerbridge Partners, L.P. For more information regarding the termination of the proposed merger, see our Current Report on Form 8-K filed with the United States Securities and Exchange Commission on July 9, 2008.

Our Operations

We are a leading, diversified, multi-jurisdictional owner and operator of gaming and pari-mutuel properties. We currently own or operate nineteen facilities in fifteen jurisdictions, including Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Maine, Mississippi, Missouri, New Jersey, New Mexico, Ohio, Pennsylvania, West Virginia, and Ontario. We believe that our portfolio of assets provides us with a diversified cash flow from operations.

We have made significant acquisitions in the past, and expect to continue to pursue additional acquisition and development opportunities in the future. In 1997, we began our transition from a pari-mutuel company to a diversified gaming company with the acquisition of the Charles Town property and the introduction of video lottery terminals in West Virginia. Since 1997, we have continued to expand our gaming operations through strategic acquisitions, including the acquisitions of Hollywood Casino Corporation in March 2003, Argosy Gaming Company ("Argosy") in October 2005, Black Gold Casino at Zia Park in April 2007, and Sanford-Orlando Kennel Club in October 2007.

On June 15, 2007, we announced that we had entered into a merger agreement that would ultimately result in our shareholders receiving $67.00 per share. Specifically, we, PNG Acquisition Company Inc. ("Parent") and PNG Merger Sub Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), announced that we entered into an Agreement and Plan of Merger, dated as of June 15, 2007 (the "Merger Agreement"), that provides, among other things, for Merger Sub to be merged with and into us (the "Merger"), as a result of which we will continue as the surviving corporation and will become a wholly-owned subsidiary of Parent. Parent is indirectly owned by certain funds (the "Funds") managed by affiliates of Fortress Investment Group LLC ("Fortress") and Centerbridge Partners, L.P. ("Centerbridge"). On July 3, 2008, we entered into an agreement with certain affiliates of Fortress and Centerbridge terminating the Merger Agreement. In connection with the termination of the Merger Agreement, we agreed to receive a total of $1.475 billion, consisting of a nonrefundable $225 million cash termination fee and a $1.25 billion, zero coupon, preferred equity investment. Pursuant to the terms of the preferred equity purchase agreement, the purchasers made a nonrefundable $475 million payment to us on July 3, 2008, in addition to the payment of the nonrefundable $225 million cash termination fee. Under the terms of the purchase agreement, the purchasers have subsequently deposited the remaining preferred equity investment purchase consideration with an escrow agent. The funds will be released from escrow upon the issuance of the preferred stock, which is subject to the receipt of required regulatory approvals and the satisfaction of certain other conditions. We are in the process of seeking the required regulatory approvals and expect to satisfy all conditions to funding and the related issuance of the preferred stock during the fourth quarter of 2008.

The vast majority of our revenues is gaming revenue, derived primarily from gaming on slot machines and, to a lesser extent, table games. Other revenues are derived from our management service fee from Casino Rama, our hotel, dining, retail, admissions, program sales, concessions and certain other ancillary activities, and our racing operations. Our racing revenue includes our share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, our share of wagering from import and export simulcasting, and our share of wagering from our off-track wagering facilities ("OTWs").

We intend to continue to expand our gaming operations through the implementation of a disciplined capital expenditure program at our existing properties and the continued pursuit of strategic acquisitions of gaming properties, particularly in attractive regional markets.

Key performance indicators related to gaming revenue are slot handle (volume indicator), table game drop (volume indicator) and "win" or "hold" percentages. Our typical property slot win percentage is in the range of 6% to 10% of slot handle, and our typical table game win percentage is in the range of 15% to 25% of table game drop.

Our properties generate significant operating cash flow, since most of our revenue is cash-based from slot machines and pari-mutuel wagering. Our business is capital intensive, and we rely on cash flow from our properties to generate operating cash to repay debt, fund capital maintenance expenditures, fund new capital projects at existing properties and provide excess cash for future development and acquisitions.

Executive Summary

Factors affecting our results for the year ended December 31, 2007, as compared to the year ended December 31, 2006, included revenue growth at several of our properties, the reopening of Hollywood Casino Bay St. Louis and Boomtown Biloxi, the acquisition of Black Gold Casino at Zia Park, and lower insurance costs. These increases were partially offset by decreases in net revenues at Empress Casino Hotel and Hollywood Casino Baton Rouge, costs related to our support of local referenda in Kansas and West Virginia, and costs associated with our previously announced Merger.

Highlights for the year:

- Net revenues increased $192.2 million, or 8.6%, for the year ended December 31, 2007, as compared to the year ended December 31, 2006, primarily due to revenue growth at several of our properties, including the Argosy Casino Riverside, Charles Town Entertainment Complex, Hollywood Casino Aurora, Argosy Casino Lawrenceburg, and Hollywood Slots at Bangor, the reopening of Hollywood Casino Bay St. Louis and Boomtown Biloxi, and the acquisition of Black Gold Casino at Zia Park, which we acquired in mid-April 2007, all of which were partially offset by decreases in net revenues at Empress Casino Hotel, due to continued competitive pressures, and Hollywood Casino Baton Rouge, due to ongoing post-hurricane market stabilization.
- On October 17, 2007, pursuant to the Asset Purchase Agreement dated July 5, 2007, we completed the purchase of Sanford-Orlando Kennel Club in Longwood, Florida from Sanford-Orlando Kennel Club, Inc. and Collins and Collins. In connection with the purchase, we also secured a right of first refusal with respect to a majority stake in the Sarasota Kennel Club in Sarasota, Florida. The purchase price for the Sanford-Orlando Kennel Club provides for additional consideration to be paid by us based upon certain future regulatory developments. Located on approximately 26 acres in Longwood, Florida, the Sanford-Orlando Kennel Club features year-round greyhound racing, a simulcast wagering facility, a clubhouse lounge and two dining areas. The results of the Sanford-Orlando Kennel Club have been included in our consolidated financial statements since the acquisition date.
- In June 2007, we renewed our first layer of property insurance coverage in the amount of $200 million. The $200 million coverage, which is effective from August 8, 2007 through December 31, 2010, is on an "all risk" basis, including, but not limited to, coverage for "named windstorms," floods and earthquakes. Also, we purchased an additional $400 million of "all risk"

coverage that is subject to certain exclusions including, among others, exclusions for "named windstorms," floods and earthquakes. The additional $400 million coverage is effective from August 8, 2007 through June 1, 2008. There is a $25 million deductible for "named windstorm" events, and lesser deductibles as they apply to other perils. Both layers are subject to specific policy terms, conditions and exclusions. The premium for the new property insurance coverage is expected to be $8.2 million less, from August 8, 2007 until August 7, 2008, than it was from August 8, 2006 until August 7, 2007.

- On April 16, 2007, pursuant to the Asset Purchase Agreement dated November 7, 2006 among Zia Partners, LLC ("Zia"), Zia Park LLC (the "Buyer"), one of our wholly-owned subsidiaries, and (solely with respect to specified sections thereof which relate to our guarantee of the Buyer's payment and performance) us, the Buyer completed the acquisition of the Black Gold Casino at Zia Park and all related assets of Zia. We funded this purchase with additional borrowings under our existing $750 million revolving credit facility. The results of the Black Gold Casino at Zia Park have been included in our consolidated financial statements since the acquisition date.

Other Developments:

- On July 3, 2008, we entered into an agreement with certain affiliates of Fortress and Centerbridge terminating the Merger Agreement. In connection with the termination of the Merger Agreement, we agreed to receive a total of $1.475 billion, consisting of a nonrefundable $225 million cash termination fee and a $1.25 billion, zero coupon, preferred equity investment. Pursuant to the terms of the preferred equity purchase agreement, the purchasers made a nonrefundable $475 million payment to us on July 3, 2008, in addition to the payment of the nonrefundable $225 million cash termination fee. Under the terms of the purchase agreement, the purchasers have subsequently deposited the remaining preferred equity investment purchase consideration with an escrow agent. The funds will be released from escrow upon the issuance of the preferred stock, which is subject to the receipt of required regulatory approvals and the satisfaction of certain other conditions. We are in the process of seeking the required regulatory approvals and expect to satisfy all conditions to funding and the related issuance of the preferred stock during the fourth quarter of 2008.

- On February 6, 2008, we announced that we named Timothy J. Wilmott to the position of President and Chief Operating Officer.

- On December 12, 2007, we announced that we received the unanimous endorsement of the Sumner County Commissioners for our proposed destination resort in Wellington, Kansas. We secured one of two endorsements from the Sumner County Commissioners, which is a prerequisite in negotiating for, and ultimately securing, a state lottery gaming facility management contract. Sumner County is in the South Central Gaming Zone, one of four areas of the state where gaming is authorized under the new Kansas Expanded Lottery Act ("KELA").

- On November 28, 2007, we announced that we would not proceed with our proposed acquisition of Rosecroft Raceway, a harness racetrack located in Prince George's County, Maryland near Washington, D.C.

- On August 31, 2007, we filed a license application with the Kansas Lottery Commission to be considered as a Lottery Gaming Facility Manager at a destination casino resort in Cherokee County. Cherokee County is within the Southeast Gaming Zone, one of four areas of the state where gaming is authorized under the new KELA. We previously earned an exclusive endorsement from the Cherokee County Commissioners and executed a pre-development agreement with the host community. On August 23, 2007 an action was filed by the Kansas Attorney General challenging the constitutionality of KELA. The challenge is based on the prohibition in the Kansas constitution of all lotteries except those owned by the State of Kansas. On February 1, 2008, the Shawnee County District Court upheld the constitutionality of KELA. The Attorney General is appealing the ruling to the Kansas Supreme Court.

- On June 9, 2007, citizens in Jefferson County, West Virginia, voted against the placement of table games at the Charles Town Entertainment Complex. According to the West Virginia Lottery Racetrack Table Games Act, we will have to wait at least two years from June 9, 2007 before we can propose another table games referendum vote.

- On June 6, 2007, we announced that our shareholders approved our Annual Incentive Plan and the performance goals thereunder, and voted against the 2007 Employee Long Term Incentive Compensation Plan and the 2007 Long Term Incentive Compensation Plan for Non-Employee Directors of the Company (the "2007 Equity Compensation Plans"). Accordingly, we also announced that we would not proceed with our previously announced program to repurchase up to $200 million of our common stock, as it was conditioned on shareholder approval of the 2007 Equity Compensation Plans.

- In April 2007, we opened Argosy Casino Riverside's Mediterranean-themed, nine-story, 258-room hotel and spa to the public, as well as our latest expansion at the Charles Town Entertainment Complex.

- On March 23, 2007, BTN, Inc. ("BTN"), one of our wholly-owned subsidiaries, entered into an amended and restated ground lease (the "Amended Lease") with Skrmetta MS, LLC. The lease amended the prior ground lease, dated October 19, 1993. The Amended Lease requires BTN to maintain a minimum gaming operation on the leased premises and to pay rent equal to 5% of adjusted gaming win after gaming taxes have been deducted. The term of the Amended Lease expires on January 1, 2093. The lessor purchased property owned by BTN and certain other of our wholly-owned subsidiaries in the vicinity of Boomtown Biloxi casino for $12.8 million. As a result of the execution of the Amended Lease, all litigation between the lessor and BTN was settled and dismissed.

- On January 22, 2007, we completed a claim settlement agreement (the "Claim Settlement Agreement") with Allianz Global Risks US Insurance Company, Arch Insurance Company, Everest Reinsurance (Bermuda) Ltd., Princeton Excess and Surplus Lines Insurance Company, U.S. Fire Insurance Company, XL Insurance Company Ltd., HCC International Insurance Co. PLC (Houston Casualty) and certain underwriters at Lloyd's (together, the "Insurers") with respect to the business interruption and property damage claims under our all-risk property insurance program resulting from Hurricane Katrina's impact on our Hollywood Casino Bay St. Louis and Boomtown Biloxi properties (the "Hurricane Katrina Claims"). Pursuant to the Claim Settlement Agreement, which had an effective date of December 31, 2006, the Insurers paid us an aggregate of $100 million in January 2007, which was in addition to the $125 million in reimbursements that we previously received from the Insurers in connection with the Hurricane Katrina Claims, and both we and the Insurers agreed to release each other from, and covenanted not to sue each other regarding, any other claims arising from the Hurricane Katrina catastrophe.

- In May 2006, the Illinois Legislature passed into law House Bill 1918, effective May 26, 2006, which singled out four of the nine Illinois casinos, including our Empress Casino Hotel and Hollywood Casino Aurora, for a 3% tax surcharge to subsidize local horse racing interests. On May 30, 2006, Empress Casino Hotel and Hollywood Casino Aurora joined with the two other riverboats affected by the law, and filed suit in the Circuit Court of the Twelfth Judicial District in Will County, Illinois (the "Court"), asking the Court to declare the law unconstitutional. The casinos began paying the 3% tax surcharge during the three months ended June 30, 2006 into a protest fund which accrues interest during the pendency of the lawsuit, and have subsequently expensed approximately $24.7 million in incremental tax, including $15.4 million during the year ended December 31, 2007. The accumulated funds will be returned to the casinos if they ultimately prevail in the lawsuit. In two orders dated March 29, 2007 and April 20, 2007, the Court declared the law unconstitutional under the Uniformity Clause of the Illinois Constitution and enjoined the collection of this tax surcharge. The State of Illinois requested, and was granted, a stay of this ruling. As a result, the casinos will continue paying the 3% tax surcharge into the protest fund until a final order has been entered in the case. The State of Illinois has appealed the ruling to the Illinois Supreme Court, and oral arguments were heard in November 2007. We anticipate that a ruling on the appeal will be made in the next several months.

- We are continuing to build and develop several of our properties, including the Charles Town Entertainment Complex, Argosy Casino Lawrenceburg and the permanent Hollywood Slots at Bangor, which will be called the Hollywood Slots Hotel and Raceway. Additional information regarding our capital projects is discussed in detail in the section entitled "Liquidity and Capital Resources—Capital Expenditures" below.

Critical Accounting Policies

We make certain judgments and use certain estimates and assumptions when applying accounting principles in the preparation of our consolidated financial statements. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. We have identified the policies related to the accounting for long-lived assets, goodwill and other intangible assets, income taxes and litigation, claims and assessments as critical accounting policies, which require us to make significant judgments, estimates and assumptions.

We believe the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations and, in certain situations, could have a material adverse effect on our financial condition.

The development and selection of the critical accounting policies, and the related disclosures, have been reviewed with the Audit Committee of our Board of Directors.

Long-lived assets

At December 31, 2007, we had a net property and equipment balance of $1,688.4 million within the consolidated balance sheet, representing 34% of total assets. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are determined based on the nature of the assets as well as our current operating strategy. We review the carrying value of our property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by us in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the individual property level. In assessing the recoverability of the carrying value of property and equipment, we must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record an impairment loss for these assets. Such an impairment loss would be calculated based upon the discounted future cash flows expected to result from the use of the asset, and would be recognized as a non-cash component of operating income.

Goodwill and other intangible assets

At December 31, 2007, we had $2,013.1 million in goodwill and $777.4 million in other intangible assets within the consolidated balance sheet, representing 41% and 16% of total assets, respectively, resulting from our acquisition of other businesses and payment for gaming licenses and racing permits. Two issues arise with respect to these assets that require significant management estimates and judgment: (i) the valuation in connection with the initial purchase price allocation; and (ii) the ongoing evaluation for impairment.

In connection with our acquisitions, valuations are completed to determine the allocation of the purchase prices. The factors considered in the valuations include data gathered as a result of our due diligence in connection with the acquisitions and projections for future operations. Goodwill is tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), issued by the Financial Accounting Standards Board ("FASB"), we consider our gaming license, racing permit and trademark intangible assets as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the gaming license, racing permit and trademark intangible assets exceed their fair value, an impairment loss is recognized. The annual evaluation of goodwill and indefinite-life intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Once an impairment of goodwill or other indefinite-life intangible assets has been recorded, it cannot be reversed. Because our goodwill and indefinite-life intangible assets are not amortized, there may be volatility in reported income because impairment losses, if any, are likely to occur irregularly and in varying amounts. Intangible assets that have a definite-life, including the management service contract for Casino Rama, are amortized on a straight-line basis over their estimated useful lives or related service contract. We review the carrying value of our intangible assets that have a definite-life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite-life exceed their fair value, an impairment loss is recognized.

Income taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The realizability of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. We have used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of SFAS 109, on January 1, 2007. FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the implementation of FIN 48, we recognized a liability for unrecognized tax benefits of approximately $11.9 million, which was accounted for as a reduction to the January 1, 2007 retained earnings balance. The liability for unrecognized tax benefits is included in noncurrent tax liabilities within the consolidated balance sheet at December 31, 2007.

In addition, we operate within multiple taxing jurisdictions and are subject to audit in each jurisdiction. These audits can involve complex issues that may require an extended period of time to resolve. In our opinion, adequate provisions for income taxes have been made for all periods.

Litigation, claims and assessments

We utilize estimates for litigation, claims and assessments. These estimates are based on our knowledge and experience regarding current and past events, as well as assumptions about future events. If our assessment of such a matter should change, we may have to change the estimate, which may have an adverse effect on our results of operations. Actual results could differ from these estimates.

Results of Operations

The following are the most important factors and trends that contribute to our operating performance:

- The fact that most of our properties operate in mature competitive markets. As a result, we expect a majority of our future growth to come from prudent acquisitions of gaming properties, jurisdictional expansions (such as in Pennsylvania, Maine and Kansas) and property expansion in under-penetrated markets (such as at our Lawrenceburg property).
- The actions of government bodies can affect our operations in a variety of ways. For instance, the continued pressure on governments to balance their budgets could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. In addition, government bodies may restrict, prevent or negatively impact operations in the jurisdictions in which we do business (such as through the smoking ban in Illinois that was signed in July 2007 and became effective on January 1, 2008).
- The fact that a number of states are currently considering or implementing legislation to legalize or expand gaming. Such legislation presents both potential opportunities to establish new properties (for instance, in Kansas and Kentucky) and potential competitive threats to business at our existing properties (such as in Kansas, Maryland, Ohio, and Kentucky). The timing and occurrence of these events remain uncertain. We also face uncertainty regarding anticipated gaming expansion by one of our competitors in Baton Rouge, Louisiana. Legalized gaming from casinos located on Native American lands can also have a significant competitive effect.
- The continued demand for, and our emphasis on, slot wagering entertainment at our properties.
- The ongoing successful expansion and revenue gains at the Charles Town Entertainment Complex, Argosy Casino Lawrenceburg, Hollywood Casino at Penn National Race Course and Hollywood Slots at Bangor.
- The successful execution of the development and construction activities currently underway at a number of our facilities, as well as the risks associated with the costs, regulatory approval and the timing for these activities.

The results of continuing operations for the years ended December 31, 2007, 2006, and 2005 are summarized below:

Year Ended December 31,	2007	2006	2005
		(in thousands)	
Revenues:			
Gaming	$2,227,944	$2,057,617	$1,211,360
Management service fee	17,273	18,146	18,596
Food, beverage and other	320,520	275,700	213,089
Gross revenues	2,565,737	2,351,463	1,443,045
Less promotional allowances	(128,944)	(106,916)	(73,940)
Net revenues	2,436,793	2,244,547	1,369,105
Operating expenses:			
Gaming	1,155,062	1,061,904	644,801
Food, beverage and other	247,576	224,673	160,796
General and administrative	388,431	349,909	198,109
Hurricane	—	(128,253)	21,145
Goodwill impairment	—	34,522	—
Settlement costs	—	—	28,175
Depreciation and amortization	147,915	123,951	72,531
Total operating expenses	1,938,984	1,666,706	1,125,557
Income from continuing operations	$ 497,809	$ 577,841	$ 243,548

The results of continuing operations by property for the years ended December 31, 2007, 2006, and 2005 are summarized below:

	Net Revenues			Income (loss) from Continuing Operations		
Year Ended December 31,	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**
			(in thousands)			
Charles Town Entertainment Complex	$ 500,800	$ 485,197	$ 440,641	$127,277	$122,938	$109,495
Argosy Casino Lawrenceburg(1)	478,719	474,046	107,259	142,690	139,267	31,792
Hollywood Casino Aurora	251,877	245,475	227,339	73,914	70,140	65,972
Empress Casino Hotel(1)	225,794	238,843	58,228	38,821	47,822	14,019
Argosy Casino Riverside(1)	174,426	153,441	34,844	42,388	37,744	7,680
Hollywood Casino Baton Rouge	135,869	144,001	129,675	47,417	52,097	16,645
Argosy Casino Alton(1)	119,166	115,194	26,046	29,709	21,373	3,615
Hollywood Casino Tunica	103,858	106,352	106,496	19,536	19,393	19,187
Hollywood Casino Bay St. Louis	96,622	32,184	69,595	4,850	35,810	(5,855)
Argosy Casino Sioux City(1)	54,417	53,909	13,218	13,259	13,363	2,929
Boomtown Biloxi	86,159	51,421	45,714	12,979	72,812	346
Hollywood Slots at Bangor	46,689	40,871	5,957	9,523	7,332	(1,845)
Bullwhackers	28,882	26,812	29,435	1,149	947	2,028
Black Gold Casino at Zia Park(2)	58,572	—	—	16,702	—	—
Casino Rama management service contract	17,273	18,146	18,595	15,899	16,765	17,234
Pennsylvania Racing Operations	48,488	50,303	53,777	(9,451)	629	(2,956)
Raceway Park(1)	7,814	8,352	2,286	(1,119)	(651)	124
Sanford-Orlando Kennel Club(3)	1,368	—	—	(3)	—	—
Earnings from Pennwood Racing, Inc.	—	—	—	—	—	—
Corporate overhead	—	—	—	(87,731)	(79,940)	(36,862)
Total	$2,436,793	$2,244,547	$1,369,105	$497,809	$577,841	$243,548

(1) Reflects results since the October 1, 2005 acquisition effective date.

(2) Reflects results since the April 16, 2007 acquisition effective date.

(3) Reflects results since the October 17, 2007 acquisition effective date.

Revenues

Revenues for the year ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

Year ended December 31,	2007	2006	Variance	Percentage Variance
Gaming	$2,227,944	$2,057,617	$170,327	8.3%
Management service fee	17,273	18,146	(873)	(4.8)%
Food, beverage and other	320,520	275,700	44,820	16.3%
Gross revenues	2,565,737	2,351,463	214,274	9.1%
Less promotional allowances	(128,944)	(106,916)	(22,028)	20.6%
Net revenues	$2,436,793	$2,244,547	$192,246	8.6%

Year ended December 31,	2006	2005	Variance	Percentage Variance
Gaming	$2,057,617	$1,211,360	$846,257	69.9%
Management service fee	18,146	18,596	(450)	(2.4)%
Food, beverage and other	275,700	213,089	62,611	29.4%
Gross revenues	2,351,463	1,443,045	908,418	63.0%
Less promotional allowances	(106,916)	(73,940)	(32,976)	44.6%
Net revenues	$2,244,547	$1,369,105	$875,442	63.9%

Gaming revenue

Gaming revenue increased by $170.3 million, or 8.3%, to $2,227.9 million in 2007, primarily due to the reopening of Hollywood Casino Bay St. Louis, the acquisition of Black Gold Casino at Zia Park, the reopening of Boomtown Biloxi, and revenue growth at several of our properties, all of which were partially offset by decreases at Empress Casino Hotel and Hollywood Casino Baton Rouge.

Gaming revenue at Hollywood Casino Bay St. Louis increased by $57.1 million in 2007, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Gaming revenue at Black Gold Casino at Zia Park, which we acquired in mid-April 2007, was $53.0 million in 2007.

Gaming revenue at Boomtown Biloxi increased by $31.9 million in 2007, as the property was closed from August 28, 2005 until June 29, 2006 due to Hurricane Katrina.

Gaming revenue at Argosy Casino Riverside increased by $16.4 million in 2007, primarily due to successful marketing promotions and increased patronage at the property due to the opening of its hotel to the public in April 2007.

Gaming revenue at the Charles Town Entertainment Complex increased by $14.4 million in 2007, primarily due to an increase in gaming play as a result of slot expansion and an aggressive advertising and promotional campaign.

Gaming revenue at Hollywood Casino Aurora increased by $6.2 million in 2007, primarily due to increases in slot and table game revenues resulting from the continued refinement of marketing programs and the incentives offered to existing customers, as well as increases in slot hold, all of which were partially offset by a decrease in slot handle. Slot revenue benefited from the expansion of highly popular low-denomination video slot machines, which generate a higher win per unit and hold percentages than other slot machines.

Gaming revenue at Hollywood Slots at Bangor increased by $5.7 million in 2007, due to continued growth in the Bangor market.

Gaming revenue at Argosy Casino Lawrenceburg increased by $4.7 million in 2007, primarily due to an increase in poker room revenue, as the poker room was not in operation in the first quarter of 2006, and decreases in sales incentives and point loyalty programs. The increase in gaming revenue was partially offset by decreases in slot and table game revenues.

Gaming revenue at Empress Casino Hotel decreased by $12.8 million in 2007, due to continued competitive pressures.

Gaming revenue at Hollywood Casino Baton Rouge decreased by $8.3 million in 2007 due to ongoing post-hurricane market stabilization.

Gaming revenue increased by $846.3 million, or 69.9%, to $2,057.6 million in 2006, primarily due to the addition of the Argosy properties, which increased gaming revenue by $761.6 million, the introduction of the Hollywood Slots at Bangor, which had increased gaming revenue of $33.3 million from 2005, and revenue growth at several of our properties. Gaming revenue increased at the Charles Town Entertainment Complex by $45.4 million in 2006, due to an increase in patronage due to increased market awareness and expansion of the property. Gaming revenue increased at Hollywood Casino Aurora by $18.5 million in 2006, as a result of the continued refinement of the marketing programs implemented in 2005 and increases to the incentives offered to existing customers. Gaming revenue increased at Hollywood Casino Baton Rouge by $14.0 million in 2006, as a result of the population growth in the Baton Rouge area, the economic impact of the regional recovery efforts and the reduced competition from casinos on the Mississippi Gulf Coast, all of which were related to the impact of Hurricane Katrina on the region. All of these increases were partially offset by a decrease of $29.1 million at Hollywood Casino Bay St. Louis, which was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Food, beverage and other revenue

Food, beverage and other revenue increased by $44.8 million, or 16.3%, to $320.5 million in 2007, primarily due to the reopening of Hollywood Casino Bay St. Louis, the opening of the Argosy Casino Riverside hotel, the reopening of Boomtown Biloxi, the acquisition of Black Gold Casino at Zia Park, and our purchase and opening of a gas station/convenience store near the Bullwhackers facility.

Food, beverage and other revenue at Hollywood Casino Bay St. Louis increased by $20.3 million in 2007, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Food, beverage and other revenue at Argosy Casino Riverside increased by $7.1 million in 2007, primarily due to the opening of its hotel to the public in April 2007.

Food, beverage and other revenue at Boomtown Biloxi increased by $6.3 million in 2007, as the property was closed from August 28, 2005 until June 29, 2006 due to Hurricane Katrina.

Food, beverage and other revenue at Black Gold Casino at Zia Park, which we acquired in mid-April 2007, was $5.8 million in 2007.

Food, beverage and other revenue at Bullwhackers increased by $2.4 million in 2007, primarily due to our purchase and opening of a gas station/convenience store near the Bullwhackers facility during the third quarter of 2006.

Food, beverage and other revenue increased by $62.6 million, or 29.4%, to $275.7 million in 2006, primarily due to the addition of the Argosy properties, which increased food, beverage and other revenue by $78.9 million, partially offset by decreases of $13.8 million and $2.1 million at Hollywood Casino Bay St. Louis and Boomtown Biloxi, which were closed from August 28, 2005 until August 31,

2006 and June 29, 2006, respectively, due to Hurricane Katrina, and a decrease of $3.9 million at Penn National Race Course, which was modified from a permanent facility to a temporary facility in 2006, as construction began on Hollywood Casino at Penn National Race Course.

Promotional allowances

Promotional allowances increased by $22.0 million, or 20.6%, to $128.9 million in 2007, primarily due to the reopening of Hollywood Casino Bay St. Louis and Boomtown Biloxi, as well as increased wagering by some of our customers at our Pennsylvania Racing Operations and the opening of the Argosy Casino Riverside hotel.

Promotional allowances at Hollywood Casino Bay St. Louis increased by $13.0 million in 2007, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Promotional allowances at Boomtown Biloxi increased by $3.6 million in 2007, as the property was closed from August 28, 2005 until June 29, 2006 due to Hurricane Katrina.

Promotional allowances at Pennsylvania Racing Operations increased by $3.0 million in 2007, primarily due to an increase in wagering by customers who receive point rebates.

Promotional allowances at Argosy Casino Riverside increased by $2.6 million in 2007, primarily due to the opening of its hotel to the public in April 2007 and gaming revenue growth.

Promotional allowances increased by $33.0 million, or 44.6%, to $106.9 million in 2006, primarily due to the Argosy acquisition, which increased promotional allowances by $38.5 million, partially offset by a decrease at Hollywood Casino Bay St. Louis of $5.5 million, which was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Operating Expenses

Operating expenses for the year ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

Year ended December 31,	2007	2006	Variance	Percentage Variance
Gaming	$1,155,062	$1,061,904	$ 93,158	8.8%
Food, beverage and other	247,576	224,673	22,903	10.2%
General and administrative	388,431	349,909	38,522	11.0%
Hurricane	—	(128,253)	128,253	100.0%
Goodwill impairment	—	34,522	(34,522)	(100.0)%
Depreciation and amortization	147,915	123,951	23,964	19.3%
Total operating expenses	$1,938,984	$1,666,706	$272,278	16.3%

Year ended December 31,	2006	2005	Variance	Percentage Variance
Gaming	$1,061,904	$ 644,801	$417,103	64.7%
Food, beverage and other	224,673	160,796	63,877	39.7%
General and administrative	349,909	198,109	151,800	76.6%
Hurricane	(128,253)	21,145	(149,398)	(706.5)%
Goodwill impairment	34,522	—	34,522	100.0%
Settlement costs	—	28,175	(28,175)	(100.0)%
Depreciation and amortization	123,951	72,531	51,420	70.9%
Total operating expenses	$1,666,706	$1,125,557	$541,149	48.1%

Gaming expense

Gaming expense increased by $93.2 million, or 8.8%, to $1,155.1 million in 2007, primarily due to the reopening of Hollywood Casino Bay St. Louis, the acquisition of Black Gold Casino at Zia Park, the reopening of Boomtown Biloxi, and increases and decreases in gaming taxes and other gaming expense at our properties.

Gaming expense at Hollywood Casino Bay St. Louis increased by $32.9 million in 2007, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Gaming expense at Black Gold Casino at Zia Park, which we acquired in mid-April 2007, was $29.1 million for 2007.

Gaming expense at Boomtown Biloxi increased by $13.5 million in 2007, as the property was closed from August 28, 2005 until June 29, 2006 due to Hurricane Katrina.

Gaming expense at the Charles Town Entertainment Complex increased by $9.9 million in 2007, primarily due to increased gaming taxes and purses resulting from higher gaming revenue.

Gaming expense at Argosy Casino Riverside increased by $5.3 million in 2007, due to an increase in gaming taxes resulting from higher gaming revenue.

Gaming expense at Empress Casino Hotel decreased by $5.9 million in 2007, primarily due to decreases in marketing expenses and gaming taxes.

Gaming expense at Hollywood Casino Baton Rouge decreased by $3.9 million in 2007, primarily due to decreased gaming taxes resulting from lower gaming revenue.

Gaming expense at Argosy Casino Alton decreased by $3.3 million in 2007, due to the expiration of the Illinois "hold harmless" tax minimum guarantee on July 1, 2007.

Gaming expense increased by $417.1 million, or 64.7%, to $1,061.9 million in 2006, primarily due to the addition of the Argosy properties, increases at the Charles Town Entertainment Complex and Hollywood Casino Aurora, and the introduction of the Hollywood Slots at Bangor temporary facility. The addition of the Argosy properties increased gaming expense by $385.8 million. Gaming expense increased at the Charles Town Entertainment Complex by $26.6 million in 2006 due to increases in gaming taxes, which were a result of an increase in gaming revenue. Gaming expense increased at Hollywood Casino Aurora by $10.3 million due to increases in gaming taxes, which were a result of an increase in gaming revenue and the 3% Illinois tax surcharge. Gaming expense at the Hollywood Slots at Bangor temporary facility increased by $19.3 million, as the property opened to customers in November 2005. All of these increases were partially offset by a decrease at Hollywood Casino Bay St. Louis of $27.7 million, which was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Food, beverage and other expense

Food, beverage and other expense increased by $22.9 million, or 10.2%, to $247.6 million in 2007, primarily due to the opening of the Argosy Casino Riverside hotel, the reopening of Hollywood Casino Bay St. Louis, the acquisition of Black Gold Casino at Zia Park, and the reopening of Boomtown Biloxi.

Food, beverage and other expense at Argosy Casino Riverside increased by $5.8 million in 2007, primarily due to the opening of its hotel to the public in April 2007.

Food, beverage and other expense at Hollywood Casino Bay St. Louis increased by $5.0 million in 2007, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Food, beverage and other expense at Black Gold Casino at Zia Park, which we acquired in mid-April 2007, was $4.1 million in 2007.

Food, beverage and other expense at Boomtown Biloxi increased by $3.2 million in 2007, as the property was closed from August 28, 2005 until June 29, 2006 due to Hurricane Katrina.

Food, beverage and other expense increased by $63.9 million, or 39.7%, to $224.7 million in 2006, primarily due to the addition of the Argosy properties, which increased food, beverage and other expense by $77.6 million, partially offset by decreases at Hollywood Casino Bay St. Louis and Boomtown Biloxi, where food, beverage and other expense declined by $9.2 million and $2.2 million, respectively, as both properties were closed from August 28, 2005 until August 31, 2006 and June 29, 2006, respectively, due to Hurricane Katrina.

General and administrative expense

General and administrative expense increased by $38.5 million, or 11.0%, to $388.4 million in 2007, primarily due to the reopening of Hollywood Casino Bay St. Louis and Boomtown Biloxi, pre-opening charges related to the Hollywood Casino at Penn National Race Course, the acquisition of Black Gold Casino at Zia Park, and increased corporate overhead expense. General and administrative expense at the properties includes expenses such as compliance, facility maintenance, utilities, property and liability insurance, surveillance and security, and certain housekeeping, as well as all expenses for administrative departments such as accounting, purchasing, human resources, legal and internal audit.

General and administrative expense at Hollywood Casino Bay St. Louis increased by $14.4 million in 2007, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

General and administrative expense at Boomtown Biloxi increased by $12.9 million in 2007, as the property was closed from August 28, 2005 until June 29, 2006 due to Hurricane Katrina.

General and administrative expense at Penn National Race Course increased by $6.1 million in 2007, primarily due to a $2.5 million pre-opening charge for Pennsylvania Gaming Control Board start-up fees and other expenses associated with the opening of the Hollywood Casino at Penn National Race Course, which opened on February 12, 2008.

General and administrative expense at Black Gold Casino at Zia Park, which we acquired in mid-April 2007, was $5.1 million in 2007.

Corporate overhead expense increased by $5.0 million in 2007, primarily due to the costs incurred relating to the expensing of equity-based compensation awards as required under SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") having increased by $4.9 million, as additional equity-based compensation awards were granted during 2007.

General and administrative expense increased by $151.8 million, or 76.6%, to $349.9 million in 2006, primarily due to the addition of the Argosy properties, which increased general and administrative expense by $100.0 million, the reopening of Hollywood Casino Bay St. Louis, the introduction of the Hollywood Slots at Bangor temporary facility, and an increase in corporate overhead expenses for items such as the SFAS 123(R) charge. General and administrative expense at Hollywood Casino Bay St. Louis increased by $7.7 million in 2006, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina. General and administrative expense at Hollywood Slots at Bangor increased by $7.6 million, as the property opened to customers in November 2005. Corporate overhead expense increased by $34.7 million, due to costs incurred during 2006 for acquisition opportunities, increases in legal fees and lobbying costs, additional payroll expense for staffing, and our January 1, 2006 adoption of SFAS 123(R).

Hurricane

During the year ended December 31, 2006, our financial results benefited from a settlement agreement with our property and business interruption insurance providers for a total of $225 million for Hurricane Katrina-related losses at our Hollywood Casino Bay St. Louis and Boomtown Biloxi properties, as well as minor proceeds related to our National Flood Insurance coverage and auto insurance claims. Reflecting the settlement agreement, we recorded a pre-tax gain of $128.3 million ($81.8 million, net of taxes).

We recognized a pre-tax charge of $21.1 million ($13.7 million after-tax) associated with the expenses incurred from Hurricane Katrina for the year ended December 31, 2005. The costs included property insurance and business interruption policy deductible expense (approximately $10.2 million), compensation being paid to employees through November 30, 2005 that exceeded the ordinary payroll limits under the business interruption policy (approximately $6.1 million), the purchase of replacement flood insurance for coverage during the remaining insurance policy term (approximately $3.6 million), contributions to the Penn National Gaming Foundation's Hurricane Katrina Relief Project (approximately $1.0 million) and costs for insurance claim consultants (approximately $0.2 million).

Goodwill impairment

As a result of the increased asset values resulting from the reconstruction at Hollywood Casino Bay St. Louis, we determined that all of the goodwill associated with the original purchase of the property was impaired. Accordingly, we recorded a pre-tax charge of $34.5 million ($22.0 million, net of taxes) during the year ended December 31, 2006.

Settlement costs

Hollywood Casino Baton Rouge recorded one-time settlement costs of $28.2 million ($16.8 million after-tax) during the year ended December 31, 2005. The charge was part of the $30.5 million Settlement and Property Purchase Agreement, which terminated litigation between the parties, terminated the lease and mutually released all claims of the parties. The property acquired consists of land on the Mississippi River on which Hollywood Casino Baton Rouge conducts a significant portion of its dockside operations.

Depreciation and amortization expense

Depreciation and amortization expense increased by $24.0 million, or 19.3%, to $147.9 million in 2007, primarily due to the reopening of Hollywood Casino Bay St. Louis and Boomtown Biloxi, incremental depreciation at the Charles Town Entertainment Complex, the acquisition of Black Gold Casino at Zia Park, and the opening of the Argosy Casino Riverside hotel.

Depreciation and amortization expense at Hollywood Casino Bay St. Louis increased by $8.6 million in 2007, as the property was closed from August 28, 2005 until August 31, 2006 due to Hurricane Katrina.

Depreciation and amortization expense at Boomtown Biloxi increased by $5.8 million in 2007, as the property was closed from August 28, 2005 until June 29, 2006 due to Hurricane Katrina.

Depreciation and amortization expense at the Charles Town Entertainment Complex increased by $3.5 million in 2007, due to incremental depreciation for assets placed into service subsequent to the same periods in 2006, including expanded gaming space, a 378-seat buffet and a new parking garage, which were completed in mid-2006.

Depreciation and amortization expense at Black Gold Casino at Zia Park, which we acquired in mid-April 2007, was $3.5 million in 2007.

Depreciation and amortization expense at Argosy Casino Riverside increased by $3.0 million in 2007, primarily due to the opening of its hotel to the public in April 2007.

Depreciation and amortization expense increased by $51.4 million, or 70.9%, to $124.0 million in 2006, primarily due to the addition of the Argosy properties, which increased depreciation by $45.4 million, partially offset by a decrease of $5.5 million that was primarily a result of depreciation being suspended at our Mississippi properties for property and equipment as a result of Hurricane Katrina.

Other income (expenses)

Other income (expenses) for the year ended December 31, 2007, 2006 and 2005 are as follows: (in thousands):

Year ended December 31,	2007	2006	Variance	Percentage Variance
Interest expense	$(198,059)	$(196,328)	$(1,731)	(0.9)%
Interest income	4,016	3,525	491	13.9 %
Loss from joint venture	(99)	(788)	689	87.4 %
Other	(11,427)	(4,296)	(7,131)	(166.0)%
Loss on early extinguishment of debt	—	(10,022)	10,022	100.0 %
Total other expenses	$(205,569)	$(207,909)	$ 2,340	1.1 %

Year ended December 31,	2006	2005	Variance	Percentage Variance
Interest expense	$(196,328)	$ (89,344)	$(106,984)	(119.7)%
Interest income	3,525	4,111	(586)	(14.3)%
(Loss) earnings from joint venture	(788)	1,455	(2,243)	(154.2)%
Other	(4,296)	39	(4,335)	(11,115.4)%
Loss on early extinguishment of debt	(10,022)	(18,039)	8,017	44.4 %
Total other expenses	$(207,909)	$(101,778)	$(106,131)	(104.3)%

Interest expense

Interest expense increased by $107.0 million, or 119.7%, to $196.3 million in 2006, as a result of our entry into a new $2.725 billion senior secured credit facility on October 3, 2005. The senior secured credit facility is comprised of a $750 million revolving credit facility, a $325 million Term Loan A facility and a $1.65 billion Term Loan B facility.

Other

Other increased by $7.1 million, or 166.0%, to $(11.4) million in 2007, primarily due to Merger-related costs and currency translation losses that were recorded during the year ended December 31, 2007.

Loss on early extinguishment of debt

We recorded a $10.0 million loss on early extinguishment of debt during the year ended December 31, 2006, as a result of the redemption of $175 million in aggregate principal amount of our outstanding 8⅞% senior subordinated notes due March 15, 2010. As a result of the redemption, we recorded a loss on early extinguishment of debt of $10.0 million for the call premium and the write-off of the associated deferred financing fees. We recorded a $18.0 million loss on early extinguishment of debt during the year ended December 31, 2005 as a result of the following: $14.0 million loss for the redemption of our $200 million 11⅛% senior subordinated notes and a $5.7 million loss for the write-off of deferred finance charges relating to the termination of our previous senior secured credit facility, offset by a $1.7 million pre-tax gain for the termination of swap contracts related to the repaid loans.

Taxes

The increase in our effective tax rate to 45.2% for the year ended December 31, 2007, as compared to 42.4% for the year ended December 31, 2006, reflects the impact of FIN 48 tax positions and an increase in nondeductible permanent differences.

Discontinued operations

Discontinued operations reflect the results of Hollywood Casino Shreveport ("HCS"), The Downs Racing, Inc., and the sale of Argosy Casino Baton Rouge. We recorded a gain on sale of discontinued operations, net of tax benefit, of $114.0 million in 2006. We recorded a gain on sale of discontinued operations, net of tax benefit, of $37.9 million in 2005, and a net loss, net of tax benefit, from discontinued operations of $4.1 million in 2005.

On October 15, 2004, we announced the sale of The Downs Racing, Inc. and its subsidiaries to the Mohegan Tribal Gaming Authority ("MTGA"). In January 2005, we received $280 million from the MTGA, and transferred the operations of The Downs Racing, Inc. and its subsidiaries to the MTGA. The sale was not considered final for accounting purposes until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding. On August 7, 2006, we entered into the Second Amendment to the Purchase Agreement and Release of Claims ("Amendment and Release") with the MTGA pertaining to the October 14, 2004 Purchase Agreement (the "Purchase Agreement"), and agreed to pay the MTGA an aggregate of $30 million over five years, beginning on the first anniversary of the commencement of slot operations at Mohegan Sun at Pocono Downs, in exchange for the MTGA's agreement to release various claims it raised against us under the Purchase Agreement and the MTGA's surrender of all post-closing termination rights it might have had under the Purchase Agreement. As a result of the Amendment and Release, we recorded, in accordance with GAAP, a net book gain on the $250 million sale ($280 million initial price, less $30 million payable pursuant to the Amendment and Release) of The Downs Racing, Inc. and its subsidiaries to the MTGA of $114.0 million (net of $84.9 million of income taxes) during the year ended December 31, 2006. In addition, we recorded the present value of the $30 million liability within debt, as the amount due to the MTGA is payable over five years, with the first payment of $7.0 million having been made in November 2007.

We recorded a net loss for The Downs Racing, Inc. and its subsidiaries for the year ended December 31, 2005 of $38,000.

On August 27, 2004, HCS entered into an agreement with Eldorado Resorts LLC ("Eldorado") providing for the acquisition of HCS by certain affiliates of Eldorado. On September 10, 2004, a group of HCS's creditors, led by Black Diamond Capital Management, LLC, filed an involuntary Chapter 11 case against HCS. On July 6, 2005, the U.S. Bankruptcy Court entered an order confirming a Chapter 11 plan that provided for the acquisition of HCS by certain affiliates of Eldorado and, on July 22, 2005, the acquisition was completed. As a result, we recorded a non-cash pre-tax gain of approximately $58.3 million, representing the aggregate amount of previously-recorded losses. The after-tax effect of the gain was approximately $37.9 million. We recorded a net loss of $5.5 million for HCS for the year ended December 31, 2005.

On October 25, 2005, pursuant to the previously-announced Securities Purchase Agreement among Argosy, Wimar Tahoe Corporation and CP Baton Rouge Casino, L.L.C., an affiliate of Columbia

Sussex Corporation, we completed the sale of Argosy Casino Baton Rouge to Columbia Sussex Corporation for approximately $148.6 million. We owned Argosy Casino Baton Rouge for twenty-four days prior to the sale, and we did not record a gain or loss on sale of the property, as the sale price on date of disposition equaled the estimated fair value of the assets and liabilities acquired, but assigned a purchase price equal to $148.6 million. We recorded net income for Argosy Casino Baton Rouge of $1.4 million for the year ended December 31, 2005.

Liquidity and Capital Resources

Historically, our primary sources of liquidity and capital resources have been cash flow from operations, borrowings from banks and proceeds from the issuance of debt and equity securities.

Net cash provided by operating activities was $431.2 million, $281.8 million, and $150.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash provided by operating activities for the year ended December 31, 2007 included net income of $160.1 million, non-cash reconciling items, such as depreciation, amortization and the charge for stock compensation of $206.4 million, and net changes in asset and liability accounts of $64.7 million.

Net cash used in investing activities totaled $611.6 million, $302.3 million and $1,978.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in investing activities for the year ended December 31, 2007 included expenditures for property and equipment totaling $361.1 million and acquisition of businesses and licenses, such as the Black Gold Casino at Zia Park and Sanford-Orlando Kennel Club acquisitions and the Pennsylvania gaming license, totaling $265.5 million, both of which were partially offset by proceeds from the sale of property and equipment totaling $15.0 million.

Net cash provided by financing activities totaled $186.3 million, $56.4 million and $1,873.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash provided by financing activities for the year ended December 31, 2007 included proceeds from the exercise of stock options totaling $24.9 million, proceeds from the issuance of long-term debt of $426.1 million, proceeds from insurance financing of $29.0 million and the tax benefit from stock options exercised totaling $20.5 million, all of which were partially offset by principal payments on long-term debt totaling $282.4 million and $31.8 million in payments on insurance financing.

Capital Expenditures

Capital expenditures are accounted for as either capital project or capital maintenance (replacement) expenditures. Capital project expenditures are for fixed asset additions that expand an existing facility. Capital maintenance (replacement) expenditures are expenditures to replace existing fixed assets with a useful life greater than one year that are obsolete, worn out or no longer cost effective to repair.

The following table summarizes our capital project expenditures, other than capital maintenance expenditures and Hurricane Katrina-related expenditures for the repair of Boomtown Biloxi and Hollywood Casino Bay St. Louis, by property, for the year ended December 31, 2007:

Property	Actual (in millions)
Charles Town Entertainment Complex	$ 31.5
Hollywood Casino at Penn National Race Course	149.3
Hollywood Slots at Bangor	49.3
Argosy Casino Riverside	9.3
Argosy Casino Lawrenceburg	40.4
Other	6.5
Total	$286.3

At the Charles Town Entertainment Complex, we opened phase one of our latest expansion on April 20, 2007, bringing Charles Town's total slot count to approximately 5,000 units. Our next phase of development at the Charles Town Entertainment Complex includes plans for a 153-room hotel. The expected opening date of the hotel is the third quarter of 2008.

In late December 2006, the Pennsylvania Gaming Control Board granted us a Category 1 slot machine license for the placement of slot machines at our planned Hollywood Casino at Penn National Race Course. In August 2006, we commenced construction of the integrated racing and gaming facility at Penn National Race Course. The Hollywood Casino at Penn National Race Course is a 365,000 square foot facility, and is sized for 3,000 slot machines, with approximately 2,000 positions currently operating. The Hollywood Casino at Penn National Race Course includes a 2,500 space parking garage and several restaurants. The Hollywood Casino at Penn National Race Course opened on February 12, 2008. We plan to spend an aggregate of $326.0 million on the project, including an additional $12.0 million incurred after the opening for a signature restaurant and buffet in order to provide additional dining venues.

At the Hollywood Slots at Bangor, we are building a permanent facility, which will include a 1,500 slot facility (1,000 slot machines at opening), a 152-room hotel, a 1,500 space parking garage and several restaurants. The expected opening date is the third quarter of 2008. We plan to spend an aggregate of $139.0 million on the project. Upon completion, the permanent facility will be called the Hollywood Slots Hotel and Raceway.

We opened Argosy Casino Riverside's Mediterranean-themed, nine-story, 258-room hotel and spa to the public in April 2007.

The expansion at Argosy Casino Lawrenceburg includes a 1,500 space parking garage, which is expected to open in the second quarter of 2008, a two-level 270,000 square foot riverboat, and numerous infrastructure upgrades to allow more convenient access to the property, which are expected to open in the second quarter of 2009. The new riverboat will allow up to 4,000 positions on one level and another 400 positions will be added to the second level, along with restaurants and other amenities on the gaming riverboat. We plan to spend an aggregate of $328.0 million on the project.

During the year ended December 31, 2007, we spent approximately $2.6 million for Hurricane Katrina-related capital project expenditures at Boomtown Biloxi and Hollywood Casino Bay St. Louis.

During the year ended December 31, 2007, we spent approximately $72.2 million for capital maintenance expenditures at our properties. The majority of the capital maintenance expenditures were for slot machines, slot machine equipment, and environmental work.

Cash generated from operations and cash available under the revolver portion of our $2.725 billion senior secured credit facility have funded our capital project and capital maintenance expenditures in 2007 to date.

The following table summarizes our expected capital project expenditures, other than capital maintenance expenditures and planned expenditures related to projects that we have not yet been awarded, such as in Cherokee County and Sumner County, Kansas, by property for the year ended December 31, 2008, as well as the projects in their entirety:

Property	December 31, 2008	Project Total
	(in millions)	
Charles Town Entertainment Complex	$ 16.0	$ 23.0
Hollywood Casino at Penn National Race Course	87.0	326.0
Hollywood Slots at Bangor	87.0	139.0
Argosy Casino Lawrenceburg	102.0	328.0
Other	17.0	17.0
Totals	$309.0	$833.0

- We continue to build and develop the Charles Town Entertainment Complex, with plans for the current expansion of the property including a 153-room on-site hotel expected to open in the third quarter of 2008. We plan on spending $23.0 million on the project.
- The Hollywood Casino at Penn National Race Course project includes a license fee of $50.0 million, the construction and fitting of a 365,000 square foot facility, 2,000 slot machines (with the ability to add 1,000 additional machines), a 2,500 space parking garage and several restaurants. Hollywood Casino at Penn National Race Course opened on February 12, 2008. We plan on spending a total of $326.0 million on the project, including an additional $12.0 million incurred after the opening for a signature restaurant and buffet in order to provide additional dining venues.
- Due to the results currently generated by our temporary Hollywood Slots at Bangor facility and a substantial number of patrons driving significant distances to Hollywood Slots at Bangor, we have added a 152-room hotel to the plans for the permanent Hollywood Slots at Bangor facility, which will feature a two-story, semi-circular, glass tower casino area, a four-story parking garage, restaurants, retail space and a new simulcast facility for off-track wagering. Construction of the facility, which will open with 1,000 slot machines and have capacity for 1,500 gaming machines, is expected to be completed in the third quarter of 2008 at a projected cost of $139.0 million.
- The expansion at Argosy Casino Lawrenceburg includes a 1,500 space parking garage, which is expected to open in the second quarter of 2008, a two-level 270,000 square foot riverboat, and numerous infrastructure upgrades to allow more convenient access to the property, which are expected to open in the second quarter of 2009. The new riverboat will allow up to 4,000 positions on one level and another 400 positions will be added to the second level, along with restaurants and other amenities on the gaming riverboat. We plan to spend an aggregate of $328.0 million on the project.

Debt

In January 2005, we received $280 million from the MTGA, and transferred the operations of The Downs Racing, Inc. and its subsidiaries to the MTGA. The sale was not considered final for accounting purposes until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding. In March 2005, we completed a private offering of $250 million of 6¾% senior subordinated notes. The proceeds from these activities were applied to the redemption of $200 million of our 11⅛% Series B senior subordinated notes and were applied to previously-announced development projects. In October 2005, we entered into a new $2.725 billion senior secured credit facility. The proceeds of the senior secured credit facility were used to, among other things, fund the consummation of our acquisition of Argosy, repay our and Argosy's existing credit facilities, fund Argosy's repurchase of all of its 9% senior subordinated notes and 7% senior subordinated notes tendered in the previously-announced tender offers and consent solicitations and pay certain fees and expenses in connection with the aforementioned transactions. Consistent with our management of our capital structure, in February 2006 we called for the redemption of the $175 million of our outstanding 8⅞% senior subordinated notes. We funded the note redemption from available cash and borrowings under our revolving credit facility, which we expect to result in lower levels of debt service going forward.

Senior Secured Credit Facility

On October 3, 2005, the Company entered into a $2.725 billion senior secured credit facility to fund the Company's acquisition of Argosy, including payment for all of Argosy's outstanding shares, the retirement of certain long-term debt of Argosy and its subsidiaries, the payment of related transaction costs, and to provide additional working capital. Concurrent with this financing, the Company's previous senior credit facility was terminated, which resulted in an early extinguishment of debt charge of $4.0 million. The $2.725 billion senior secured credit facility consists of three credit facilities comprised of a $750 million revolving credit facility (of which $575.0 million was drawn at December 31, 2007), a $325 million Term Loan A Facility and a $1.65 billion Term Loan B Facility. The $2.725 billion senior secured credit facility also allows the Company to raise an additional $300 million in senior secured credit for project development and property expansion.

During the year ended December 31, 2007, the senior secured credit facility increased by $152.8 million, primarily due to the issuance of long-term debt for items such as partial funding for the Black Gold Casino at Zia Park acquisition and the payment for capital expenditures, partially offset by principal payments on long-term debt.

The senior secured credit facility is secured by substantially all of the assets of the Company.

Redemption of 8⅞% Senior Subordinated Notes

In February 2006, we called for the redemption of our $175 million 8⅞% senior subordinated notes. The redemption price was $1,044.38 per $1,000 principal amount, plus accrued and unpaid interest and was made on March 15, 2006. We recorded a $10.0 million loss on early extinguishment of debt during the year ended December 31, 2006 for the call premium and the write-off of the associated deferred financing fees. We funded the redemption of the notes from available cash and borrowings under our revolving credit facility.

6⅞% Senior Subordinated Notes

On December 4, 2003, we completed an offering of $200 million of 6⅞% senior subordinated notes that mature on December 1, 2011. Interest on the notes is payable on June 1 and December 1 of each year, beginning June 1, 2004.

We may redeem all or part of the notes on or after December 1, 2007 at certain specified redemption prices.

The 6⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of our current and future wholly-owned domestic subsidiaries. The 6⅞% notes rank equally with our future senior subordinated debt and junior to our senior debt, including debt under our senior secured credit facility. In addition, the 6⅞% notes will be effectively junior to any indebtedness of our non-U.S. Unrestricted Subsidiaries.

The 6⅞% notes and guarantees were originally issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"). On August 27, 2004, we completed an offer to exchange the notes and guarantees for notes and guarantees registered under the Securities Act having substantially identical terms.

6¾% Senior Subordinated Notes

On March 9, 2005, we completed an offering of $250 million of 6¾% senior subordinated notes that mature on March 1, 2015. Interest on the notes is payable on March 1 and September 1 of each year, beginning September 1, 2005. The 6¾% notes are general unsecured obligations and are not guaranteed by our subsidiaries. The 6¾% notes were issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act.

Other Long-Term Obligations

On October 15, 2004, we announced the sale of The Downs Racing, Inc. and its subsidiaries to the MTGA. Under the terms of the agreement, the MTGA acquired The Downs Racing, Inc. and its subsidiaries, including Pocono Downs (a standardbred horse racing facility located on 400 acres in Wilkes-Barre, Pennsylvania) and five Pennsylvania off-track wagering facilities located in Carbondale, East Stroudsburg, Erie, Hazelton and the Lehigh Valley (Allentown). The sale agreement also provided the MTGA with certain post-closing termination rights in the event of certain materially adverse legislative or regulatory events. In January 2005, we received $280 million from the MTGA, and transferred the operations of The Downs Racing, Inc. and its subsidiaries to the MTGA. The sale was not considered final for accounting purposes until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding. On August 7, 2006, we entered into the Amendment and Release with the MTGA pertaining to the Purchase Agreement, and agreed to pay the MTGA an aggregate of $30 million over five years, beginning on the first anniversary of the commencement of slot operations at Mohegan Sun at Pocono Downs, in exchange for the MTGA's agreement to release various claims it raised against us under the Purchase Agreement and the MTGA's surrender of all post-closing termination rights it might have had under the Purchase Agreement. We recorded the present value of the $30 million liability within debt, as the amount due to the MTGA is payable over five years, with the first payment of $7.0 million having been made in November 2007.

Covenants

Our $2.725 billion senior secured credit facility, $200 million 6⅞% and $250 million 6¾% senior subordinated notes require us, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests, including fixed charge coverage, senior leverage and total leverage ratios. In addition, our $2.725 billion senior secured credit facility, $200 million 6⅞% and $250 million 6¾% senior subordinated notes restrict, among other things, our ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and otherwise restricts corporate activities.

At December 31, 2007, we were in compliance with all required financial covenants.

Outlook

Based on our current level of operations, and anticipated revenue growth, we believe that cash generated from operations and amounts available under our senior secured credit facility will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. We cannot assure you, however, that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available under our senior secured credit facility or otherwise will be available to enable us to service our indebtedness, including the senior secured credit facility and the notes, to retire or redeem the notes when required or to make anticipated capital expenditures. In addition, we expect a majority of our future growth to come from acquisitions of gaming properties at reasonable valuations, jurisdictional expansions and property expansion in under-penetrated markets. If we consummate significant acquisitions in the future or undertake any significant property expansions, our cash requirements may increase significantly and we may need to make additional borrowings or complete equity or debt financings to meet these requirements. We may need to refinance all or a portion of our debt on or before maturity. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Commitments and Contingencies

Contractual Cash Obligations

At December 31, 2007, there was $575.0 million indebtedness outstanding under the revolving credit portion of our senior secured credit facility and approximately $138.5 million available for borrowing. The following table presents our contractual cash obligations at December 31, 2007:

	Payments Due By Period				
	Total	2008	2009 - 2010	2011 - 2012	2013 and After
			(in thousands)		
Senior secured credit facility					
Principal	$2,496,625	$ 85,562	$ 774,563	$1,636,500	$ —
Interest	603,245	155,605	297,799	149,841	—
6⅞% senior subordinated notes					
Principal	200,000	—	—	200,000	—
Interest	55,000	13,750	27,500	13,750	—
6¾% senior subordinated notes					
Principal	250,000	—	—	—	250,000
Interest	126,563	16,875	33,750	33,750	42,188
Other long-term obligations	19,810	5,609	10,918	3,283	—
Purchase obligations	38,642	30,192	4,932	2,550	968
Capital expenditure commitments	201,897	201,897	—	—	—
Capital leases	8,487	2,281	3,082	1,204	1,920
Operating leases	58,039	8,550	11,697	8,894	28,898
Other liabilities reflected in the Company's consolidated balance sheets	14,742	14,157	195	195	195
Total	$4,073,050	$534,478	$1,164,436	$2,049,967	$324,169

Other Commercial Commitments

The following table presents our material commercial commitments as of December 31, 2007 for the following future periods:

	Total Amounts Committed	2008	2009 – 2010	2011 – 2012	2013 and After
			(in thousands)		
Letters of Credit(1)	$36,477	$36,477	$ —	$ —	$ —
Guarantees of New Jersey Joint Venture Obligations(2)	5,750	767	4,983	—	—
Total	$42,227	$37,244	$4,983	$ —	$ —

(1) The available balance under the revolving credit portion of our senior secured credit facility is diminished by outstanding letters of credit.

(2) In connection with our 50% ownership interest in Pennwood Racing, Inc. ("Pennwood"), our joint venture in New Jersey, we entered into a debt service maintenance agreement with Pennwood's lender to guarantee up to 50% of Pennwood's $11.5 million term loan. Our obligation at December 31, 2007 under this guarantee was approximately $5.75 million.

Interest Rate Swap Agreements

See "Quantitative and Qualitative Disclosures About Market Risk" below.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141(R)"), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS 141(R) impacts the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently determining the impact of SFAS 141(R) on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115" ("SFAS 159"), which permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. We adopted SFAS 159 as of January 1, 2008, as required. We do not expect that the adoption of SFAS 159 will have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted SFAS 157 as of January 1, 2008, as required. We do not expect that the adoption of SFAS 157 will have a material impact on our consolidated financial statements.

In July 2006, the FASB issued FIN 48, which is an interpretation of SFAS No. 109. FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, we recognized a liability for unrecognized tax benefits of approximately $11.9 million, which was accounted for as a reduction to the January 1, 2007 retained earnings balance. The liability for unrecognized tax benefits is included in noncurrent tax liabilities within the consolidated balance sheet at December 31, 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table below provides information at December 31, 2007 about our financial instruments that are sensitive to changes in interest rates, including debt obligations and interest rate swaps. For debt obligations, the table presents notional amounts maturing during the year and the related weighted-average interest rates at year-end. For interest rate swaps, the table presents notional amounts and weighted-average interest rates outstanding at each year-end. Notional amounts are used to calculate the contractual payments to be exchanged under the contract and the weighted-average variable rates are based on implied forward rates in the yield curve as of December 31, 2007.

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value 12/31/07
				(in thousands)				
Long-term debt:								
Fixed rate	$ 5,609	$ 5,511	$ 5,407	$203,283	$ —	$250,000	$ 469,810	$ 475,247
Average interest rate	7.00%	7.00%	7.00%	6.88%	—	6.75%		
Variable rate	$ 85,562	$ 97,750	$676,813	$473,250	$1,163,250	$ —	$2,496,625	$2,496,625
Average interest rate(1)	5.66%	6.04%	6.56%	6.75%	6.80%	—		
Leases	$ 2,281	$ 2,031	$ 1,051	$ 1,127	$ 77	$ 1,920	$ 8,487	$ 8,487
Average interest rate	6.88%	6.63%	5.68%	5.67%	7.72%	7.72%		
Interest rate derivatives:								
Interest rate swaps								
Variable to fixed(2)	$811,000	$574,000	$300,000	$ —	$ —	$ —	N/A	$ (26,896)
Average pay rate	4.93%	5.02%	5.26%				N/A	
Average receive rate(3)	4.11%	4.50%	5.05%				N/A	

(1) Estimated rate, reflective of forward LIBOR plus the spread over LIBOR applicable to variable-rate borrowing.

(2) Notional amounts outstanding at each year-end.

(3) Estimated rate, reflective of forward LIBOR.

In accordance with the terms of our $2.725 billion senior secured credit facility, we were required to enter into interest rate swap agreements in an amount equal to 50% of the outstanding term loan balances within 100 days of the closing date of the senior secured credit facility. On October 25, 2005, we entered into four interest rate swap contracts with terms from three to five years, notional amounts of $224 million, $274 million, $225 million, and $237 million, for a total of $960 million, and fixed interest rates ranging from 4.678% to 4.753%. The annual weighted-average interest rate of the four contracts is 4.71%. On April 6, 2006, we entered into three interest rate swap contracts with a term of five years and notional amounts of $100 million each, for a total of $300 million and fixed interest rates ranging from 5.263% to 5.266%. The annual weighted-average interest rate of the three contracts is 5.26%. On September 5, 2007, we entered into two interest rate swap contracts with terms of nine months and notional amounts of $197 million and $181 million, for a total of $378 million, and fixed interest rates of 5.01%. Under all of these contracts, we pay a fixed interest rate against a variable interest rate based on the 90-day LIBOR rate. As of December 31 2007, the applicable 90-day LIBOR rate was 5.01% for the $960 million swaps, 4.90% for the $300 million swaps, 4.99% for the $197 million swap, and 5.21% for the $181 million swap. On December 19, 2007, we entered into three monthly interest rate swap contracts, each with notional amounts of $146.25 million and fixed rates of 4.97% effective December 31, 2007, 4.47% effective January 31, 2008 and 4.40% effective February 29, 2008. Under these contracts, we pay a fixed interest rate against a variable interest rate based on the 30-day LIBOR rate. As of December 31, 2007, the applicable 30-day LIBOR rate was 4.85% for the $146.25 million swap.

U.S. and Foreign Revenues

Our net revenues from continuing operations in the U.S. for 2007, 2006 and 2005 were approximately $2,419.5 million, $2,226.4 million, and $1,350.5 million, respectively. Our revenues from operations in Canada for 2007, 2006 and 2005 were approximately $17.3 million, $18.1 million, and $18.6 million, respectively.

Segments

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), we view each property as an operating segment, and aggregate all of our properties into one reportable segment, as we believe that they are economically similar, offer similar types of products and services, cater to the same types of customers and are similarly regulated.

Available Information

For more information about us, visit our web site at www.pngaming.com. Our electronic filings with the United States Securities and Exchange Commission (including all annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and any amendments to these reports), including the exhibits, are available free of charge through our web site as soon as reasonably practicable after we electronically file them with or furnish them to the United States Securities and Exchange Commission.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors
Penn National Gaming, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of Penn National Gaming, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn National Gaming, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penn National Gaming Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 22, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors
Penn National Gaming, Inc. and subsidiaries

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Penn National Gaming, Inc. and subsidiaries for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Penn National Gaming, Inc.'s operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Philadelphia, Pennsylvania
March 7, 2006

Penn National Gaming, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 174,372	$ 168,515
Receivables, net of allowance for doubtful accounts of $3,241 and $3,698 at December 31, 2007 and 2006, respectively	56,427	53,829
Insurance receivable	—	100,000
Prepaid expenses and other current assets	52,825	57,432
Deferred income taxes	19,079	22,187
Total current assets	302,703	401,963
Property and equipment, net	1,688,393	1,365,871
Other assets		
Investment in and advances to unconsolidated affiliate	15,548	16,138
Goodwill	2,013,139	1,869,444
Other intangible assets	777,441	726,126
Deferred financing costs, net of accumulated amortization of $27,680 and $16,438 at December 31, 2007 and 2006, respectively	46,144	57,386
Other assets	123,664	77,154
Total other assets	2,975,936	2,746,248
Total assets	$4,967,032	$4,514,082
Current liabilities		
Current maturities of long-term debt	$ 93,452	$ 40,058
Accounts payable	28,581	37,928
Accrued expenses	163,579	130,877
Accrued interest	56,631	31,329
Accrued salaries and wages	54,149	60,164
Gaming, pari-mutuel, property, and other taxes	43,621	48,181
Income taxes payable	3,642	21,020
Insurance financing	16,515	19,336
Other current liabilities	33,704	26,778
Total current liabilities	493,874	415,671
Long-term liabilities		
Long-term debt, net of current maturities	2,881,470	2,789,390
Deferred income taxes	385,089	387,615
Noncurrent tax liabilities	82,849	—
Other noncurrent liabilities	2,788	243
Total long-term liabilities	3,352,196	3,177,248
Shareholders' equity		
Preferred stock ($.01 par value, 1,000,000 shares authorized, none issued and outstanding at December 31, 2007 and 2006)	—	—
Common stock ($.01 par value, 200,000,000 shares authorized, 88,579,070 and 86,814,999 shares issued at December 31, 2007 and 2006, respectively)	887	868
Treasury stock (1,698,800 shares issued at December 31, 2007 and 2006)	(2,379)	(2,379)
Additional paid-in capital	322,760	251,943
Retained earnings	815,678	667,557
Accumulated other comprehensive (loss) income	(15,984)	3,174
Total shareholders' equity	1,120,962	921,163
Total liabilities and shareholders' equity	$4,967,032	$4,514,082

See accompanying notes to consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share data)

Year ended December 31,	2007	2006	2005
Revenues			
Gaming	$2,227,944	$2,057,617	$1,211,360
Management service fee	17,273	18,146	18,596
Food, beverage and other	320,520	275,700	213,089
Gross revenues	2,565,737	2,351,463	1,443,045
Less promotional allowances	(128,944)	(106,916)	(73,940)
Net revenues	2,436,793	2,244,547	1,369,105
Operating expenses			
Gaming	1,155,062	1,061,904	644,801
Food, beverage and other	247,576	224,673	160,796
General and administrative	388,431	349,909	198,109
Hurricane	—	(128,253)	21,145
Goodwill impairment	—	34,522	—
Settlement costs	—	—	28,175
Depreciation and amortization	147,915	123,951	72,531
Total operating expenses	1,938,984	1,666,706	1,125,557
Income from continuing operations	497,809	577,841	243,548
Other income (expenses)			
Interest expense	(198,059)	(196,328)	(89,344)
Interest income	4,016	3,525	4,111
(Loss) earnings from joint venture	(99)	(788)	1,455
Other	(11,427)	(4,296)	39
Loss on early extinguishment of debt	—	(10,022)	(18,039)
Total other expenses	(205,569)	(207,909)	(101,778)
Income from continuing operations before income taxes	292,240	369,932	141,770
Taxes on income	132,187	156,852	54,593
Net income from continuing operations	160,053	213,080	87,177
Loss from discontinued operations, net of tax	—	—	(4,135)
Gain on sale of discontinued operations, net of tax	—	114,008	37,888
Net income	$ 160,053	$ 327,088	$ 120,930
Earnings per share—Basic			
Income from continuing operations	$ 1.87	$ 2.53	$ 1.05
Discontinued operations, net of tax	—	1.35	0.41
Basic earnings per share	$ 1.87	$ 3.88	$ 1.46
Earnings per share—Diluted			
Income from continuing operations	$ 1.81	$ 2.46	$ 1.02
Discontinued operations, net of tax	—	1.32	0.39
Diluted earnings per share	$ 1.81	$ 3.78	$ 1.41

See accompanying notes to consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(in thousands, except share data)

	Common Stock		Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income
	Shares	Amount						
Balance, December 31, 2004	83,131,940	$831	$(2,379)	$178,459	$219,539	$ 1,642	$ 398,092	
Exercise of stock options, including tax benefit of $16,969	1,932,946	19	—	27,826	—	—	27,845	$ —
Restricted stock	—	—	—	478	—	—	478	—
Change in fair value of interest rate swap contracts, net of income taxes of $477	—	—	—	—	—	(852)	(852)	(852)
Amortization of unrealized loss on interest rate swap contracts, net of income taxes of $29	—	—	—	—	—	(54)	(54)	—
Foreign currency translation adjustment	—	—	—	—	—	104	104	104
Net income	—	—	—	—	120,930	—	120,930	120,930
Balance, December 31, 2005	85,064,886	850	(2,379)	206,763	340,469	840	546,543	120,182
Stock option activity, including tax benefit of $12,435	1,310,113	14	—	43,397	—	—	43,411	—
Restricted stock	440,000	4	—	1,783	—	—	1,787	—
Change in fair value of interest rate swap contracts, net of income taxes of $1,461	—	—	—	—	—	2,380	2,380	2,380
Foreign currency translation adjustment	—	—	—	—	—	(46)	(46)	(46)
Net income	—	—	—	—	327,088	—	327,088	327,088
Balance, December 31, 2006	86,814,999	868	(2,379)	251,943	667,557	3,174	921,163	329,422
Stock option activity, including tax benefit of $20,460	1,824,071	19	—	68,851	—	—	68,870	—
Restricted stock	(60,000)	—	—	1,966	—	—	1,966	—
Change in fair value of interest rate swap contracts, net of income taxes of $11,203	—	—	—	—	—	(19,728)	(19,728)	(19,728)
Foreign currency translation adjustment	—	—	—	—	—	570	570	570
Cumulative effect of adoption of FIN 48	—	—	—	—	(11,932)	—	(11,932)	—
Net income	—	—	—	—	160,053	—	160,053	160,053
Balance, December 31, 2007	88,579,070	$887	$(2,379)	$322,760	$815,678	$(15,984)	$1,120,962	$140,895

See accompanying notes to consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

Year ended December 31,	2007	2006	2005
Operating activities			
Net income	$ 160,053	$ 327,088	$ 120,930
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	147,915	123,951	72,531
Amortization of items charged to interest expense	13,011	11,361	5,269
Amortization of the unrealized gain on interest rate swap contracts charged to interest expense, net of income tax benefit	—	—	(54)
Loss on sale of fixed assets	1,637	1,383	6,449
Loss (earnings) from joint venture	99	788	(1,455)
Loss relating to early extinguishment of debt	—	2,255	8,611
Deferred income taxes	18,265	14,394	(28,673)
Tax benefit from stock options exercised	—	—	16,969
Charge for stock compensation	25,465	20,562	478
Gain on sale of discontinued operations, net of tax	—	(114,008)	—
Gain on hurricane insurance, net of tax	—	(81,799)	—
Goodwill impairment, net of tax	—	22,018	—
(Increase) decrease, net of businesses acquired			
Accounts receivable	(2,168)	(6,197)	4,300
Insurance receivable	100,000	(23,048)	1,431
Prepaid expenses and other current assets	924	(26,933)	(5,956)
Other assets	(7,159)	13,536	(32,291)
(Decrease) increase, net of businesses acquired			
Accounts payable	(22,234)	12,379	11,193
Accrued expenses	(12,436)	4,155	24,968
Accrued interest	(1,594)	(1,974)	19,317
Accrued salaries and wages	(6,003)	5,585	(3,419)
Gaming, pari-mutuel, property and other taxes	(4,629)	(127)	13,210
Income taxes payable	(3,584)	(28,748)	(33,900)
Other current and noncurrent liabilities	9,470	5,176	(6,283)
Other noncurrent tax liabilities	14,187	—	—
Operating cash flows from discontinued operations	—	12	(43,150)
Net cash provided by operating activities	431,219	281,809	150,475
Investing activities			
Expenditures for property and equipment	(361,155)	(408,883)	(121,135)
Proceeds from hurricane	—	104,136	—
Proceeds from sale of property and equipment	15,020	2,406	720
Payments to joint venture	—	—	(20)
Proceeds from sale of business	—	—	423,139
Acquisition of businesses and licenses, net of cash acquired	(265,482)	—	(2,251,376)
Increase in cash in escrow	—	—	(30,000)
Investing cash flows from discontinued operations	—	—	(128)
Net cash used in investing activities	(611,617)	(302,341)	(1,978,800)
Financing activities			
Proceeds from exercise of options	24,911	12,201	10,876
Proceeds from issuance of long-term debt	426,065	195,678	2,398,961
Principal payments on long-term debt	(282,360)	(177,066)	(471,839)
Proceeds from insurance financing	29,009	32,522	—
Payments on insurance financing	(31,830)	(19,301)	—
Increase in deferred financing cost	—	(42)	(64,777)
Tax benefit from stock options exercised	20,460	12,435	—
Net cash provided by financing activities	186,255	56,427	1,873,221
Effect of exchange rate fluctuations on cash	—	—	104
Net increase in cash and cash equivalents	5,857	35,895	45,000
Cash and cash equivalents at beginning of year	168,515	132,620	87,620
Cash and cash equivalents at end of year	$ 174,372	$ 168,515	$ 132,620
Supplemental disclosure			
Interest expense paid	$ 199,425	$ 198,605	$ 65,322
Income taxes paid	$ 88,546	$ 127,787	$ 92,971

See accompanying notes to consolidated financial statements.

Penn National Gaming, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Business and Basis of Presentation

Penn National Gaming, Inc. ("Penn") and subsidiaries (collectively, the "Company") is a diversified, multi-jurisdictional owner and operator of gaming and pari-mutuel properties. Penn is the successor to several businesses that have operated as Penn National Race Course since 1972. Penn was incorporated in Pennsylvania in 1982 as PNRC Corp. and adopted its current name in 1994, when the Company became a public company. In 1997, the Company began its transition from a pari-mutuel company to a diversified gaming company with the acquisition of the Charles Town property and the introduction of video lottery terminals in West Virginia. Since 1997, the Company has continued to expand its gaming operations through strategic acquisitions, including the acquisitions of Hollywood Casino Corporation in March 2003, Argosy Gaming Company ("Argosy") in October 2005, Black Gold Casino at Zia Park in April 2007, and Sanford-Orlando Kennel Club in October 2007.

The Company now owns or operates nineteen facilities in fifteen jurisdictions, including Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Maine, Mississippi, Missouri, New Jersey, New Mexico, Ohio, Pennsylvania, West Virginia, and Ontario.

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

For purposes of comparability, certain prior year amounts have been reclassified to conform to the current year presentation.

2. Principles of Consolidation

The consolidated financial statements include the accounts of Penn and its wholly-owned subsidiaries. Investment in and advances to an unconsolidated affiliate that is 50% owned is accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

3. Merger Announcement

On June 15, 2007, the Company announced that it had entered into a merger agreement that would ultimately result in the Company's shareholders receiving $67.00 per share. Specifically, the Company, PNG Acquisition Company Inc. ("Parent") and PNG Merger Sub Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), announced that they had entered into an Agreement and Plan of Merger, dated as of June 15, 2007 (the "Merger Agreement"), that provides, among other things, for Merger Sub to be merged with and into the Company (the "Merger"), as a result of which the Company will continue as the surviving corporation and will become a wholly-owned subsidiary of Parent. Parent is indirectly owned by certain funds (the "Funds") managed by affiliates of Fortress Investment Group LLC ("Fortress") and Centerbridge Partners, L.P. ("Centerbridge").

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock of the Company (the "Common Stock"), other than shares held by the Company as treasury stock or owned directly or indirectly by Parent or Merger Sub, will be cancelled and converted into the right to receive $67.00 in cash, without interest. In the event that the Merger shall not have occurred by June 15, 2008 (the "Adjustment Date"), the $67.00 cash amount per share of Common Stock shall be increased for each day after the Adjustment Date, through and including the closing date, by adding an amount equal to $0.0149 per day.

The Merger Agreement provided that, upon termination under specified circumstances generally related to a competing acquisition proposal, the Company would be required to pay a termination fee of up to $200 million to Parent and, under certain circumstances if the Company's shareholders did not approve the Merger, the Company would be required to reimburse Parent for an aggregate amount not to exceed $17.5 million for transaction expenses incurred by Parent and its affiliates. The Company's reimbursement of Parent's expenses would reduce the amount of any required termination fee that becomes payable by the Company. The Merger Agreement further provides that, upon termination under specified circumstances related to, among other things, Parent's breach of the Merger Agreement, the failure to obtain financing or failure to obtain regulatory approval, Parent would be required to pay the Company a termination fee of $200 million. Affiliates of the Funds have agreed to fund Parent in the amount of the termination fee in the event it becomes payable.

Parent has obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the proceeds of which will be used by Parent to pay the aggregate Merger consideration and related fees and expenses of the transactions contemplated by the Merger Agreement and to repay certain debt of the Company and its subsidiaries. Consummation of the Merger is not subject to a financing condition.

On December 12, 2007, the Company's shareholders approved the Merger Agreement. Based upon the tally of shares voted, with 81.6% of the Company's outstanding shares voting, 99.3% of the shares were voted in favor of the transaction. The Company is seeking to complete the transaction late in the second quarter of 2008. The timing of any closing is subject to obtaining certain regulatory approvals and satisfying other customary closing conditions. See "Risk Factors—Risks Related to the Consummation of the Merger Agreement" on page 17 of [the] Annual Report on Form 10-K for a discussion of the risk in connection with the consummation of the Merger.

On December 26, 2007, the Company entered into a Change in Control Payment Acknowledgement and Agreement (the "Acknowledgement and Agreement") with certain members of its management team. Pursuant to the Acknowledgement and Agreement, a portion of the payment due on a change in control was accelerated and paid on or before December 31, 2007. The Acknowledgement and Agreements were entered into as part of actions taken to reduce the amount of "gross-up" payments pertaining to federal excise taxes that may have otherwise been owed to such executives under the terms of their existing employment agreements in connection with the change in control payments due upon the consummation of the Merger. The accelerated change in control payments, which are subject to repayment in the event the Merger is terminated pursuant to the terms of the Merger Agreement or the closing of the Merger otherwise fails to occur or if the executive's employment with the Company is terminated prior to the effective date of the Merger under circumstances where the Executive is not entitled to receive the remainder of his change in control payment under the terms of his employment agreement, are included in prepaid expenses and other current assets within the consolidated balance sheet at December 31, 2007.

See Note 23 for information regarding the termination of the Merger Agreement and related subsequent events.

4. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all cash balances and highly-liquid investments with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash equivalents and accounts receivable.

The Company's policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market and tax-free bond funds which are exposed to minimal interest rate and credit risk. The Company has bank deposits and overnight repurchase agreements that exceed federally-insured limits.

Concentration of credit risk, with respect to casino receivables, is limited through the Company's credit evaluation process. The Company issues markers to approved casino customers only following credit checks and investigations of creditworthiness.

The Company's receivables of $56.4 million and $53.8 million at December 31, 2007 and 2006, respectively, primarily consist of $21.9 million and $22.2 million, respectively, due from the West Virginia Lottery for gaming revenue settlements and capital reinvestment projects at the Charles Town Entertainment Complex, and $13.4 million and $11.2 million, respectively, for reimbursement of expenses paid on behalf of Casino Rama.

Accounts are written off when management determines that an account is uncollectible. Recoveries of accounts previously written off are recorded when received. An allowance for doubtful accounts is determined to reduce the Company's receivables to their carrying value, which approximates fair value. The allowance is estimated based on historical collection experience, specific review of individual customer accounts, and current economic and business conditions. Historically, the Company has not incurred any significant credit-related losses.

Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Cash Equivalents: The fair value of the Company's cash and cash equivalents approximates the carrying value of the Company's cash and cash equivalents, due to the short maturity of the cash equivalents.

Long-term Debt: The fair value of the Company's senior secured credit facility approximates its carrying value, as it is variable-rate debt. The fair value of the Company's fixed-rate bonds and other long-term obligations as of December 31, 2007 was $475.2 million, which was estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's fixed-rate bonds as of December 31, 2007 and other long-term obligations was $469.8 million. The fair value of the Company's capital leases and other debt approximates their carrying value.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of income.

Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 to 15 years
Building and improvements	25 to 40 years
Furniture, fixtures, and equipment	3 to 7 years

Leasehold improvements are amortized over the shorter of the estimated useful life of the improvement or the related lease term.

The estimated useful lives are determined based on the nature of the assets as well as the Company's current operating strategy.

The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the individual property level. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income. The Company recognized an impairment charge of $4.3 million associated with the Penn National Race Course building demolition during the year ended December 31, 2005.

Goodwill

Goodwill is recorded as part of the Company's acquisitions of businesses where the purchase price exceeds the fair market value of the net tangible and identifiable intangible assets acquired. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), issued by the Financial Accounting Standards Board ("FASB"). SFAS 142 establishes standards for the accounting of intangible assets that are acquired individually or with a group of other assets and the accounting for goodwill and other intangible assets after they have been initially recognized in the financial statements. In accordance with SFAS 142, amortization of goodwill is not permitted. Goodwill is tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. The annual evaluation of goodwill requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Once an impairment of goodwill has been recorded, it cannot be reversed. During the year ended December 31, 2006, as a result of the increased asset values resulting from the reconstruction at Hollywood Casino Bay St. Louis, the Company determined that all of the goodwill associated with the original purchase of the property was impaired. Accordingly, the Company recorded a pre-tax charge of $34.5 million ($22.0 million, net of taxes) during the year ended December 31, 2006.

Other Intangible Assets

The Company accounts for its other intangible assets in accordance with SFAS 142. In accordance with SFAS 142, the Company considers its gaming license, racing permit and trademark intangible assets as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the gaming license, racing permit and trademark intangible assets exceed their fair value, an impairment loss is recognized. The annual evaluation of indefinite-life intangible assets requires the use of estimates about future operating results of each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Once an impairment of an indefinite-life intangible asset has been recorded, it cannot be reversed. Intangible assets that have a definite-life are amortized on a straight-line basis over their estimated useful lives or related service contract. The Company reviews the carrying value of its intangible assets that have a definite-life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite-life exceed their fair value, an impairment loss is recognized.

Deferred Financing Costs

Deferred financing costs that are incurred by the Company in connection with the issuance of debt are deferred and amortized to interest expense over the life of the underlying indebtedness, adjusted to reflect any early repayments.

Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which established standards for the reporting and presentation of comprehensive income in the consolidated financial statements. The Company presents comprehensive income in its consolidated statements of changes in shareholders' equity.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the prevailing enacted tax rates that will be in effect when these differences are settled or realized. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The realizability of the deferred tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the amount of the allowance, if necessary. The factors used to assess the likelihood of realization are the forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The Company has used tax-planning strategies to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of SFAS 109, on January 1, 2007. FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the implementation of FIN 48, the Company recognized a liability for unrecognized tax benefits of approximately $11.9 million, which was accounted for as a reduction to the January 1, 2007 retained earnings balance. The liability for unrecognized tax benefits is included in noncurrent tax liabilities within the consolidated balance sheet at December 31, 2007.

Accounting for Derivatives and Hedging Activities

The Company does not hold or issue derivative financial instruments for trading or speculative purposes. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, established accounting and reporting standards for derivative instruments and hedging activities.

The Company uses fixed and variable-rate debt to finance its operations. Both funding sources have associated risks and opportunities, and the Company's risk management policy permits the use of derivatives to manage these exposures. Acceptable derivatives for this purpose include interest rate swaps, futures, options, caps, and similar instruments. The Company's use of derivatives is strictly restricted to hedging (i.e., risk management) applications.

Currently, the Company has a number of interest rate swaps in place, where the swaps serve to mitigate the income volatility associated with a portion of its variable-rate funding. Swap coverage extends out through 2011. In effect, these swaps synthetically convert the portion of variable-rate debt being hedged to the equivalent of fixed-rate funding. Under the terms of the swaps, the Company receives cash flows from the swap counterparties to offset the variable interest payments on the hedged financings, in exchange for paying cash flows based on the swaps' fixed rates. The Company accounts for these swaps as cash flow hedges, which requires determining a division of hedge results deemed effective and deemed ineffective. However, all of the Company's hedges were designed in such a way so as to perfectly offset specifically-defined interest payments, such that no ineffectiveness has occurred— nor is any ineffectiveness going to occur, as long as the forecasted cash flows of the designated hedged items and the associated swaps remain unchanged.

Under cash flow hedge accounting, effective derivative results are initially recorded in other comprehensive income and later reclassified to earnings, coinciding with the income recognition relating to the variable interest payments being hedged. The Company recorded a $6.2 million decrease in interest expense during the year ended December 31, 2007, which was previously reported in other comprehensive income. In the coming twelve months, the Company anticipates that approximately an $8.0 million loss will be reclassified from other comprehensive income to earnings, as part of interest expense. As this amount represents effective hedge results, a comparable offsetting amount of incrementally lower interest expense will be realized in connection with the variable funding being hedged.

Credit risk relating to derivative counterparties is mitigated by using multiple, highly rated counterparties, and the credit quality of each is monitored on an ongoing basis.

Under cash flow hedge accounting, derivatives are included in the consolidated balance sheets as assets or liabilities. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable-rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in the future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions, such as future variable rate interest payments); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. For purposes of the consolidated statements of cash flows, cash flows from derivative instruments designated and qualifying as hedges are classified with the cash flows from the hedged item.

Revenue Recognition and Promotional Allowances

Gaming revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for chips and "ticket-in, ticket-out" coupons in the customers' possession, and for accruals related to the anticipated payout of progressive jackpots. Base jackpots are charged to revenue when established. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increase.

Revenue from the management service contract for Casino Rama is based upon contracted terms, and is recognized when services are performed.

Food, beverage and other revenue, including racing revenue, is recognized as services are performed. Racing revenue includes the Company's share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers, its share of wagering from import and export simulcasting, and its share of wagering from its off-track wagering facilities ("OTWs").

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force ("EITF") consensus on Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's products)" ("EITF 01-9"). The consensus in EITF 01-9 requires that sales incentives and points earned in point-loyalty programs be recorded as a reduction of revenue. The Company recognizes incentives related to gaming play and points earned in point-loyalty programs as a direct reduction of gaming revenue.

The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in food, beverage and other expense. The amounts included in promotional allowances for the years ended December 31, 2007, 2006 and 2005 are as follows:

Year ended December 31,	2007	2006	2005
		(in thousands)	
Rooms	$ 15,518	$ 11,970	$ 7,901
Food and beverage	101,040	85,884	54,479
Other	12,386	9,062	11,560
Total promotional allowances	$128,944	$106,916	$73,940

The estimated cost of providing such complimentary services for the years ended December 31, 2007, 2006 and 2005 are as follows:

Year ended December 31,	2007	2006	2005
		(in thousands)	
Rooms	$ 6,538	$ 5,156	$ 4,917
Food and beverage	71,922	60,762	37,561
Other	5,471	5,644	5,479
Total cost of complimentary services	$83,931	$71,562	$47,957

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income applicable to common stock by the weighted-average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially-dilutive securities such as stock options.

The following table reconciles the weighted-average common shares outstanding used in the calculation of basic earnings per share to the weighted-average common shares outstanding used in the calculation of diluted earnings per share. Options to purchase 1,395,610, 1,966,880, and 125,000 shares of common stock were outstanding during the years ended December 31, 2007, 2006 and 2005, respectively, but were not included in the computation of diluted earnings per share because they are antidilutive.

Year ended December 31,	2007	2006	2005
		(in thousands)	
Determination of shares:			
Weighted-average common shares outstanding	85,578	84,229	82,893
Assumed conversion of dilutive stock options	2,806	2,405	2,964
Diluted weighted-average common shares outstanding	88,384	86,634	85,857

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized ratably over the requisite service period following the date of grant.

The Company elected the modified prospective application method for adoption, which results in the recognition of compensation expense using the provisions of SFAS 123(R) for all share-based awards granted or modified after December 31, 2005, and the recognition of compensation expense using the original provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), with the exception of the method of recognizing forfeitures, for all unvested awards outstanding at the date of adoption. Under this transition method, the results of operations of prior periods were not restated. Accordingly, the Company provides pro forma financial information below for 2005 to illustrate the effect on net income and earnings per share of applying the fair value recognition provisions of SFAS 123, as amended by SFAS 148.

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as interpreted by FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Under the intrinsic-value method, because the exercise price of the Company's employee stock options was equal to the market price of the underlying stock on the date of grant, no compensation expense was recognized. However, there were situations that could have occurred, such as the accelerated vesting of options or the issuance of restricted stock that required a current charge to income.

The most significant difference between the fair value approaches prescribed by SFAS 123 and SFAS 123(R) and the intrinsic-value method prescribed by APB 25 related to the recognition of compensation expense for stock option awards based on their grant-date fair value. Under SFAS 123, the Company estimated the fair value of stock option grants using the Black-Scholes option-pricing model. The following table reflects the pro forma impact on net income and earnings per share for the year ended December 31, 2005 of accounting for the Company's stock-based compensation using the fair value provisions of SFAS 123, as amended by SFAS 148.

Year ended December 31,	2005
	(in thousands)
Net income, as reported	$120,930
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	294
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(9,589)
Pro forma net income	$111,635
Earnings per share:	
Basic—as reported	$ 1.46
Basic—*pro forma*	1.35
Diluted—as reported	1.41
Diluted—*pro forma*	1.30

Prior to the adoption of SFAS 123(R), the Company included all tax benefits associated with stock-based compensation as operating cash flows in the consolidated statements of cash flows. SFAS 123(R) requires any reduction in taxes payable resulting from tax deductions that exceed the recognized compensation expense ("excess tax benefits") to be classified as financing cash flows. The Company included $20.5 million and $12.4 million of excess tax benefits in the Company's cash flows from financing activities for the years ended December 31, 2007 and 2006, respectively, that would have been classified as operating cash flows had the Company not adopted SFAS 123(R).

The fair value for stock options was estimated at the date of grant using the Black-Scholes option-pricing model, which requires management to make certain assumptions. The risk-free interest rate was based on the U.S. Treasury spot rate with a remaining term equal to the expected life assumed at the date of grant. Expected volatility was estimated based on the historical volatility of the Company's stock price over a period of 4.73 years, in order to match the expected life of the options at the grant date. There is no expected dividend yield since the Company has not paid any cash dividends on its common stock since its initial public offering in May 1994, and since the Company intends to retain all of its earnings to finance the development of its business for the foreseeable future. The weighted-average expected life was based on the contractual term of the stock option and expected employee exercise dates, which was based on the historical exercise behavior of the Company's employees. Forfeitures are estimated at the date of grant based on historical experience. Prior to the adoption of SFAS 123(R), the Company recorded forfeitures as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The following are the weighted-average assumptions used in the Black-Scholes option-pricing model at December 31, 2007, 2006 and 2005:

Year ended December 31,	2007	2006	2005
Risk-free interest rate	4.24%	5.11%	3.40%
Expected volatility	37.68%	43.29%	40.00%
Dividend yield	—	—	—
Weighted-average expected life (years)	4.73	4.26	5.45
Forfeiture rate	4.00%	4.00%	—

Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), the Company views each property as an operating segment, and aggregates all of its properties into one reportable segment, as the Company believes that they are economically similar, offer similar types of products and services, cater to the same types of customers and are similarly regulated.

Statements of Cash Flows

The Company has presented the consolidated statements of cash flows using the indirect method, which involves the reconciliation of net income to net cash flow from operating activities.

Acquisitions

The Company accounts for its acquisitions in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"). The results of operations of acquisitions are included in the consolidated financial statements from their respective dates of acquisition.

Certain Risks and Uncertainties

The Company's operations are dependent on its continued licensing by state gaming commissions. The loss of a license, in any jurisdiction in which the Company operates, could have a material adverse effect on future results of operations.

The Company is dependent on each gaming property's local market for a significant number of its patrons and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded in these markets, the Company's results of operations could be adversely affected.

The Company is also dependent upon a stable gaming and admission tax structure in the locations that it operates in. Any change in the tax structure could have a material adverse affect on future results of operations.

5. New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141(R)"), which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. SFAS 141(R) requires that the acquiring entity in a business combination recognize all (and only) the assets and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information that they need to evaluate and understand the nature and financial effect of the business combination. In addition, SFAS 141(R) impacts the accounting for transaction and restructuring costs. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently determining the impact of SFAS 141(R) on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of SFAS No. 115" ("SFAS 159"), which permits an entity to choose to measure many financial instruments and certain other items at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Company adopted SFAS 159 as of January 1, 2008, as required. The Company does not expect that the adoption of SFAS 159 will have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted SFAS 157 as of January 1, 2008, as required. The Company does not expect that the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In July 2006, the FASB issued FIN 48, which is an interpretation of SFAS 109. FIN 48 created a single model to address uncertainty in tax positions, and clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. FIN 48 also provided guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a liability for unrecognized tax benefits of approximately $11.9 million, which was accounted for as a reduction to the January 1, 2007 retained earnings balance. The liability for unrecognized tax benefits is included in noncurrent tax liabilities within the consolidated balance sheet at December 31, 2007.

A reconciliation of the beginning and ending amount for the liability for unrecognized tax benefits is as follows:

	Noncurrent tax liabilities
	(in thousands)
Balance at January 1, 2007	$56,960
Additions based on current year tax positions	3,122
Additions based on prior year tax positions	7,676
Currency translation adjustments	15,091
Balance at December 31, 2007	$82,849

Included in the liability for unrecognized tax benefits at December 31, 2007 were $38.7 million of tax positions that are indemnified by a third party. The receivable for this indemnification is included in other assets within the consolidated balance sheet at December 31, 2007.

Included in the liability for unrecognized tax benefits at December 31, 2007 were $15.1 million of currency translation adjustments for foreign currency tax positions.

Included in the liability for unrecognized tax benefits at December 31, 2007 were $27.3 million of tax positions that, if reversed, would affect the effective tax rate.

During the year ended December 31, 2007, as well as prior to January 1, 2007, the Company recognized interest and penalties accrued related to unrecognized tax benefits in taxes on income within the consolidated statements of income.

During the year ended December 31, 2007, the Company recognized approximately $3.7 million of interest and penalties, net of deferred taxes. The Company has accrued approximately $42.3 million for the payment of interest and penalties at December 31, 2007. These accruals were included in noncurrent tax liabilities within the consolidated balance sheet at December 31, 2007.

As of January 1, 2007, the Company is subject to U.S. Federal income tax examinations for the tax years 2005 and 2006. In addition, the Company is subject to state and local income tax examinations for various tax years in the taxing jurisdictions in which the Company operates.

6. Acquisitions

Sanford-Orlando Kennel Club

On October 17, 2007, pursuant to the Asset Purchase Agreement dated July 5, 2007, the Company completed the purchase of Sanford-Orlando Kennel Club in Longwood, Florida from Sanford-Orlando Kennel Club, Inc. and Collins and Collins. In connection with the purchase, the Company also secured a right of first refusal with respect to a majority stake in the Sarasota Kennel Club in Sarasota, Florida. The purchase price for the Sanford-Orlando Kennel Club provides for additional consideration to be paid by the Company based upon certain future regulatory developments. Located on approximately 26 acres in Longwood, Florida, the Sanford-Orlando Kennel Club features year-round greyhound racing, a simulcast wagering facility, a clubhouse lounge and two dining areas. The results of the Sanford-Orlando Kennel Club have been included in the Company's consolidated financial statements since the acquisition date.

Black Gold Casino at Zia Park

On April 16, 2007, pursuant to the Asset Purchase Agreement dated November 7, 2006 among Zia Partners, LLC ("Zia"), Zia Park LLC (the "Buyer"), a wholly-owned subsidiary of Penn, and (solely with respect to specified sections thereof which relate to the Company's guarantee of the Buyer's payment and performance) Penn, the Buyer completed the acquisition of Black Gold Casino at Zia Park and all related assets of Zia. Penn funded this purchase with additional borrowings under its existing $750 million revolving credit facility. The Company accounted for the acquisition in accordance with SFAS No. 141. As a result of the acquisition, the Company recorded goodwill of $143.8 million and other intangible assets of $4.6 million, both of which are subject to a final purchase price allocation. The results of the Black Gold Casino at Zia Park have been included in the Company's consolidated financial statements since the acquisition date.

Argosy

On October 3, 2005, the Company acquired 100% of the stock of Argosy. The acquisition reflects the continuing efforts of the Company to diversify by reducing its dependency on individual properties and legislative jurisdictions. The transaction was accounted for as a purchase transaction, in accordance with SFAS 141. As a result, the net assets of Argosy were recorded at their fair value, with the excess of the purchase price over the fair value of the net assets acquired allocated to goodwill. The total purchase price for the acquisition was approximately $2,320.2 million, including transaction fees of $44.5 million. The price of $47.00 per share represented an approximately 16% premium over the closing price of Argosy on November 2, 2004, and an approximately 30% premium over the average closing price of Argosy over the ninety days preceding November 2, 2004. The purchase price of the acquisition was funded by the proceeds of the Company's $2.725 billion senior secured credit facility.

The Company acquired six Argosy casino entertainment facilities and one racetrack, although the Company agreed to enter into sale agreements for three of those properties to expedite the receipt of the regulatory approvals required to complete the merger. The Company completed the sale of Argosy Casino Baton Rouge to an affiliate of Columbia Sussex for approximately $148.6 million, and had until December 31, 2006 to enter into definitive sale agreements for the Argosy Casino Alton and the Empress Casino Hotel. However, on March 6, 2006, the Illinois Gaming Board agreed to allow the Company to retain the Argosy Casino Alton. In addition, the Illinois Gaming Board granted the Company an extension to the time limit by which the Company is required to reach a definitive sale agreement for the Empress Casino Hotel until June 30, 2008. On February 19, 2008, the Illinois Gaming Board resolved to allow the Company to retain the Empress Casino Hotel.

In order to assist the Company in assigning values of assets acquired and liabilities assumed in this transaction, the Company obtained a third-party valuation of significant identifiable intangible assets acquired, as well as other assets acquired. In addition, the Company recorded a current tax liability for identified tax contingencies and an estimate for the deferred tax liability arising from the acquisition due to the difference between the fair value and the tax basis of the net assets acquired.

The current and deferred tax liabilities, which increased the amount of goodwill recorded in the acquisition, are subject to change upon recognition and/or settlement of tax contingencies. These changes, if any, will also affect goodwill, and will not have a material impact on the Company's consolidated statements of income.

As part of the Argosy acquisition, the Company recorded $2.0 billion in goodwill and other intangible assets. The other intangible assets primarily consisted of a gaming license intangible asset, a trademark intangible asset, a computer software intangible asset, and a customer relationship intangible asset. In accordance with SFAS 142, the Company considers its gaming license and trademark intangible assets as indefinite-life intangible assets that do not require amortization. The computer software and customer relationship intangible assets are amortized using the straight-line method over their estimated useful lives, which are three and five years, respectively. As the acquisition of Argosy was treated as a stock purchase, the estimated goodwill balance and the other intangible assets described above were not expected to be amortized for tax purposes.

The *pro forma* consolidated results of operations, as if the acquisition of Argosy had occurred on January 1, 2005, are as follows:

	2005
	(in thousands, except per share data)
Pro Forma	
Net revenues	$2,109,609
Income from continuing operations	391,940
Net income from continuing operations	111,388
Basic earnings per share	1.34
Diluted earnings per share	1.30

7. Hurricane Katrina

As a result of Hurricane Katrina's direct hit on the Mississippi Gulf Coast on August 29, 2005, two of the Company's casinos, Hollywood Casino Bay St. Louis and Boomtown Biloxi, were significantly damaged, many employees were displaced and operations ceased at the two properties. Boomtown Biloxi reopened on June 29, 2006 and Hollywood Casino Bay St. Louis reopened on August 31, 2006.

The Company had significant levels of insurance in place at the time of Hurricane Katrina to cover the losses resulting from the hurricane, including an "all risk" insurance policy covering "named windstorm" damage, flood damage, debris removal, preservation of property expense, demolition and increased cost of construction expense, and losses resulting from business interruption and extra expenses, all as defined in the policies. The comprehensive business interruption and property damage insurance policies had an overall limit of $400 million, and was subject to property damage deductibles for Hollywood Casino Bay St. Louis and Boomtown Biloxi of approximately $6.0 million and $3.5 million, respectively. The business interruption insurance component of this policy was subject to a five-day deductible.

During the year ended December 31, 2006, the Company's financial results benefited from a settlement agreement with its property and business interruption insurance providers for a total of $225 million for Hurricane Katrina-related losses at its Hollywood Casino Bay St. Louis and Boomtown Biloxi properties, as well as minor proceeds related to its National Flood Insurance coverage and auto insurance claims. Reflecting the settlement agreement, the Company recorded a pre-tax gain of $128.3 million ($81.8 million, net of taxes).

The Company recognized a pre-tax charge of $21.1 million ($13.7 million after-tax) associated with the expenses incurred from Hurricane Katrina for the year ended December 31, 2005. The costs included property insurance and business interruption policy deductible expense (approximately $10.2 million), compensation being paid to employees through November 30, 2005 that exceeded the ordinary payroll limits under the business interruption policy (approximately $6.1 million), the purchase of replacement flood insurance for coverage during the remaining insurance policy term (approximately $3.6 million), contributions to the Penn National Gaming Foundation's Hurricane Katrina Relief Project (approximately $1.0 million) and costs for insurance claim consultants (approximately $0.2 million).

During the years ended December 31, 2006 and 2005, the Company received $104.1 million and $27.3 million, respectively, from its insurance carriers relating to Hurricane Katrina.

The $100.0 million insurance receivable recorded at December 31, 2006 represented the portion of the $225 million settlement that was received in January 2007.

In June 2007, the Company renewed its first layer of property insurance coverage in the amount of $200 million. The $200 million coverage, which is effective from August 8, 2007 through December 31, 2010, is on an "all risk" basis, including, but not limited to, coverage for "named windstorms," floods and earthquakes. Also, the Company purchased an additional $400 million of "all risk" coverage that is subject to certain exclusions including, among others, exclusions for "named windstorms," floods and earthquakes. The additional $400 million coverage is effective from August 8, 2007 through June 1, 2008. There is a $25 million deductible for "named windstorm" events, and lesser deductibles as they apply to other perils. Both layers are subject to specific policy terms, conditions and exclusions.

8. Property and Equipment

Property and equipment, net, consists of the following:

December 31,	2007	2006
	(in thousands)	
Land and improvements	$ 188,379	$ 190,002
Building and improvements	998,910	868,577
Furniture, fixtures, and equipment	503,969	423,201
Leasehold improvements	16,145	15,005
Construction in progress	423,209	187,531
Total property and equipment	2,130,612	1,684,316
Less accumulated depreciation and amortization	(442,219)	(318,445)
Property and equipment, net	$1,688,393	$1,365,871

Depreciation and amortization expense, for property and equipment, totaled $140.3 million, $117.3 million, and $69.0 million in 2007, 2006, and 2005, respectively. Interest capitalized in connection with major construction projects was $14.6 million, $8.0 million, and $1.5 million in 2007, 2006 and 2005, respectively.

9. Goodwill and Other Intangible Assets

The Company's goodwill and intangible assets had a gross carrying value of $2.8 billion and $2.6 billion at December 31, 2007 and 2006, respectively, and accumulated amortization of $27.0 million and $19.4 million at December 31, 2007 and 2006, respectively. The table below presents the gross carrying value, accumulated amortization, and net book value of each major class of goodwill and intangible asset at December 31, 2007 and 2006:

December 31,	2007			2006		
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
			(in thousands)			
Goodwill	$2,013,139	$ —	$2,013,139	$1,869,444	$ —	$1,869,444
Gaming license, racing permit and trademark intangible assets	755,166	—	755,166	700,434	—	700,434
Other intangible assets	49,316	27,041	22,275	45,126	19,434	25,692
Total	$2,817,621	$27,041	$2,790,580	$2,615,004	$19,434	$2,595,570

During the year ended December 31, 2007, goodwill increased by $143.7 million, primarily due to goodwill recorded as part of the completion of the Black Gold Casino at Zia Park acquisition in April 2007 and the Sanford-Orlando Kennel Club acquisition in October 2007, offset by deferred tax adjustments relating to litigation accruals. In addition, gaming license, racing permit and trademark intangible assets increased by $54.7 million during the year ended December 31, 2007, due to the Black Gold Casino at Zia Park and Sanford-Orlando Kennel Club acquisitions and payment for the Category 1 slot machine license for the placement of slot machines at the Company's Hollywood Casino at Penn National Race Course.

During the year ended December 31, 2006, as a result of the increased asset values resulting from the reconstruction at Hollywood Casino Bay St. Louis, the Company determined that all of the goodwill associated with the original purchase of the property was impaired. Accordingly, the Company recorded a pre-tax charge of $34.5 million ($22.0 million, net of taxes) during the year ended December 31, 2006.

The Company's intangible asset amortization expense was $7.6 million, $6.7 million, and $3.5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table presents expected intangible asset amortization expense based on existing intangible assets at December 31, 2007 (in thousands):

2008	$ 7,626
2009	6,626
2010	5,757
2011	2,080
2012	186
Thereafter	—
Total	$22,275

10. Long-term Debt

Long-term debt, net of current maturities, is as follows:

December 31,	2007	2006
	(in thousands)	
Senior secured credit facility	$2,496,625	$2,343,875
$200 million 6⅞% senior subordinated notes	200,000	200,000
$250 million 6¾% senior subordinated notes	250,000	250,000
Other long-term obligations	19,810	25,041
Capital leases	8,487	10,532
	2,974,922	2,829,448
Less current maturities of long-term debt	(93,452)	(40,058)
	$2,881,470	$2,789,390

The following is a schedule of future minimum repayments of long-term debt as of December 31, 2007 (in thousands):

2008	$ 93,452
2009	105,292
2010	683,271
2011	677,660
2012	1,163,327
Thereafter	251,920
Total minimum payments	$2,974,922

At December 31, 2007, the Company was contingently obligated under letters of credit issued pursuant to the $2.725 billion senior secured credit facility with face amounts aggregating $36.5 million.

Senior Secured Credit Facility

On October 3, 2005, the Company entered into a $2.725 billion senior secured credit facility to fund the Company's acquisition of Argosy, including payment for all of Argosy's outstanding shares, the retirement of certain long-term debt of Argosy and its subsidiaries, the payment of related transaction costs, and to provide additional working capital. Concurrent with this financing, the Company's previous senior credit facility was terminated, which resulted in an early extinguishment of debt charge of $4.0 million. The $2.725 billion senior secured credit facility consists of three credit facilities comprised of a $750 million revolving credit facility (of which $575.0 million was drawn at December 31, 2007), a $325 million Term Loan A Facility and a $1.65 billion Term Loan B Facility. The $2.725 billion senior secured credit facility also allows the Company to raise an additional $300 million in senior secured credit for project development and property expansion.

During the year ended December 31, 2007, the senior secured credit facility increased by $152.8 million, primarily due to the issuance of long-term debt for items such as partial funding for the Black Gold Casino at Zia Park acquisition and the payment for capital expenditures, partially offset by principal payments on long-term debt.

The senior secured credit facility is secured by substantially all of the assets of the Company.

Interest Rate Swap Contracts

The Company has a policy designed to manage interest rate risk associated with its current and anticipated future borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, they are generally accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuations throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Net settlements pursuant to the financial instrument are included as interest expense in the period.

In accordance with the terms of its $2.725 billion senior secured credit facility, the Company was required to enter into interest rate swap agreements in an amount equal to 50% of the outstanding term loan balances within 100 days of the closing date of the senior secured credit facility. On October 25, 2005, the Company entered into four interest rate swap contracts with terms from three to five years, notional amounts of $224 million, $274 million, $225 million, and $237 million, for a total of $960 million, and fixed interest rates ranging from 4.678% to 4.753%. The annual weighted-average interest rate of the four contracts is 4.71%. On April 6, 2006, the Company entered into three interest rate swap contracts with a term of five years and notional amounts of $100 million each, for a total of $300 million and fixed interest rates ranging from 5.263% to 5.266%. The annual weighted-average interest rate of the three contracts is 5.26%. On September 5, 2007, the Company entered into two interest rate swap contracts with terms of nine months and notional amounts of $197 million and $181 million, for a total of $378 million, and fixed interest rates of 5.01%. Under all of these contracts, the Company pays a fixed interest rate against a variable interest rate based on the 90-day LIBOR rate. As of December 31 2007, the applicable 90-day LIBOR rate was 5.01% for the $960 million swaps, 4.90% for the $300 million swaps, 4.99% for the $197 million swap, and 5.21% for the $181 million swap. On December 19, 2007, the Company entered into three monthly interest rate swap contracts, each with notional amounts of $146.25 million and fixed rates of 4.97% effective December 31, 2007, 4.47% effective January 31, 2008 and 4.40% effective February 29, 2008. Under these contracts, the Company pays a fixed interest rate against a variable interest rate based on the 30-day LIBOR rate. As of December 31, 2007, the applicable 30-day LIBOR rate was 4.85% for the $146.25 million swap.

Redemption of 8⅞% Senior Subordinated Notes

In February 2006, the Company called for the redemption of its $175 million 8⅞% senior subordinated notes. The redemption price was $1,044.38 per $1,000 principal amount, plus accrued and unpaid interest and was made on March 15, 2006. The Company recorded a $10.0 million loss on early extinguishment of debt during the year ended December 31, 2006 for the call premium and the write-off of the associated deferred financing fees. The Company funded the redemption of the notes from available cash and borrowings under its revolving credit facility.

6⅞% Senior Subordinated Notes

On December 4, 2003, the Company completed an offering of $200 million of 6⅞% senior subordinated notes that mature on December 1, 2011. Interest on the notes is payable on June 1 and December 1 of each year, beginning June 1, 2004.

The Company may redeem all or part of the notes on or after December 1, 2007 at certain specified redemption prices.

The 6⅞% notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company's current and future wholly-owned domestic subsidiaries. The 6⅞% notes rank equally with the Company's future senior subordinated debt and junior to its senior debt, including debt under the Company's senior secured credit facility. In addition, the 6⅞% notes will be effectively junior to any indebtedness of Penn's non-U.S. Unrestricted Subsidiaries.

The 6⅞% notes and guarantees were originally issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933 (the "Securities Act"). On August 27, 2004, the Company completed an offer to exchange the notes and guarantees for notes and guarantees registered under the Securities Act having substantially identical terms.

6¾% Senior Subordinated Notes

On March 9, 2005, the Company completed an offering of $250 million of 6¾% senior subordinated notes that mature on March 1, 2015. Interest on the notes is payable on March 1 and September 1 of each year, beginning September 1, 2005. The 6¾% notes are general unsecured obligations and are not guaranteed by the Company's subsidiaries. The 6¾% notes were issued in a private placement pursuant to an exemption from the registration requirements of the Securities Act.

Other Long-Term Obligations

On October 15, 2004, the Company announced the sale of The Downs Racing, Inc. and its subsidiaries to the Mohegan Tribal Gaming Authority ("MTGA"). Under the terms of the agreement, the MTGA acquired The Downs Racing, Inc. and its subsidiaries, including Pocono Downs (a standardbred horse racing facility located on 400 acres in Wilkes-Barre, Pennsylvania) and five Pennsylvania off-track wagering facilities located in Carbondale, East Stroudsburg, Erie, Hazelton and the Lehigh Valley (Allentown). The sale agreement also provided the MTGA with certain post-closing termination rights in the event of certain materially adverse legislative or regulatory events. In January 2005, the Company received $280 million from the MTGA, and transferred the operations of The Downs Racing, Inc. and its subsidiaries to the MTGA. The sale was not considered final for accounting purposes until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding. On August 7, 2006, the Company entered into the Second Amendment to the Purchase Agreement and Release of Claims ("Amendment and Release") with the MTGA pertaining to the October 14, 2004 Purchase Agreement (the "Purchase Agreement"), and agreed to pay the MTGA an aggregate of $30 million over five years, beginning on the first anniversary of the commencement of slot operations at Mohegan Sun at Pocono Downs, in exchange for the MTGA's agreement to release various claims it raised against the Company under the Purchase Agreement and the MTGA's surrender of all post-closing termination rights it might have had under the Purchase Agreement. The Company recorded the present value of the $30 million liability within debt, as the amount due to the MTGA is payable over five years, with the first payment of $7.0 million having been made in November 2007.

Covenants

The Company's $2.725 billion senior secured credit facility, $200 million 6⅞% and $250 million 6¾% senior subordinated notes require it, among other obligations, to maintain specified financial ratios and to satisfy certain financial tests, including fixed charge coverage, senior leverage and total leverage ratios. In addition, the Company's $2.725 billion senior secured credit facility, $200 million 6⅞% and $250 million 6¾% senior subordinated notes restrict, among other things, the Company's ability to incur additional indebtedness, incur guarantee obligations, amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and otherwise restricts corporate activities.

At December 31, 2007, the Company was in compliance with all required financial covenants.

11. Commitments and Contingencies

Litigation

The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. The Company does not believe that the final outcome of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact the Company's consolidated financial condition or results of operations. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters.

The following proceedings could result in costs, settlements, damages, or rulings that materially impact the Company's consolidated financial condition or operating results. In each instance, the Company believes that it has meritorious defenses, claims and/or counter-claims, and intends to vigorously defend itself or pursue its claim.

In November 2005, Capital Seven, LLC and Shawn A. Scott (collectively, "Capital Seven"), the sellers of Bangor Historic Track, Inc. ("BHT"), filed a demand for arbitration with the American Arbitration Association seeking $30 million plus interest and other damages. Capital Seven alleges a breach of contract by the Company based on the Company's payment of a $51 million purchase price for the purchase of BHT instead of an alleged $81 million purchase price Capital Seven claims is due under the purchase agreement. The parties had agreed that the purchase price of BHT would be determined, in part, by the applicable gaming taxes imposed by Maine on the Company's operations, and currently are disputing the effective tax rate. Pursuant to the dispute resolution procedures, the Company deposited $30 million in escrow, pending a resolution. This amount is included in other assets within the consolidated balance sheets at December 31, 2007 and 2006. The parties are actively involved in discovery, and arbitration is currently scheduled for April 2008.

In conjunction with the Company's acquisition of Argosy in 2005, and subsequent disposition of the Argosy Casino Baton Rouge property, the Company became responsible for litigation initiated over eight years ago related to the Baton Rouge casino license formerly owned by Argosy. On November 26, 1997, Capitol House filed an amended petition in the Nineteenth Judicial District Court for East Baton Rouge Parish, State of Louisiana, amending its previously filed but unserved suit against Richard Perryman, the person selected by the Louisiana Gaming Division to evaluate and rank the applicants seeking a gaming license for East Baton Rouge Parish, and adding state law claims against Jazz Enterprises, Inc., the former Jazz Enterprises, Inc. shareholders, Argosy, Argosy of Louisiana, Inc. and Catfish Queen Partnership in Commendam, d/b/a the Belle of Baton Rouge Casino. This suit alleged that these parties violated the Louisiana Unfair Trade Practices Act in connection with obtaining the gaming license that was issued to Jazz Enterprises, Inc./Catfish Queen Partnership in Commendam. The plaintiff, an applicant for a gaming license whose application was denied by the Louisiana Gaming Division, sought to prove that the gaming license was invalidly issued and to recover lost gaming revenues that the plaintiff contended it could have earned if the gaming license had been properly issued to the plaintiff. On October 2, 2006, the Company prevailed on a partial summary judgment motion which limited plaintiff's damages to its out-of-pocket costs in seeking its gaming license, thereby eliminating any recovery for potential lost gaming profits. On February 6, 2007, the jury returned a verdict of $3.8 million (exclusive of statutory interest and attorneys' fees) against Jazz Enterprises, Inc.

and Argosy. After ruling on post-trial motions, on September 27, 2007, the trial court entered a judgment in the amount of $1.4 million, plus attorneys' fees, costs and interest. The Company has established an appropriate reserve and has bonded the judgment pending its appeal. Both the plaintiff and the Company have appealed the judgment to the First Circuit Court of Appeals in Louisiana. The Company has the right to seek indemnification from two of the former Jazz Enterprises, Inc. shareholders for any liability suffered as a result of such cause of action, however, there can be no assurance that the former Jazz Enterprises, Inc. shareholders will have assets sufficient to satisfy any claim in excess of Argosy's recoupment rights.

In May 2006, the Illinois Legislature passed into law House Bill 1918, effective May 26, 2006, which singled out four of the nine Illinois casinos, including the Company's Empress Casino Hotel and Hollywood Casino Aurora, for a 3% tax surcharge to subsidize local horse racing interests. On May 30, 2006, Empress Casino Hotel and Hollywood Casino Aurora joined with the two other riverboats affected by the law, Harrah's Joliet and the Grand Victoria Casino in Elgin, and filed suit in the Circuit Court of the Twelfth Judicial District in Will County, Illinois (the "Court"), asking the Court to declare the law unconstitutional. The casinos began paying the 3% tax surcharge during the three months ended June 30, 2006 into a protest fund which accrues interest during the pendency of the lawsuit. The accumulated funds will be returned to the casinos if they ultimately prevail in the lawsuit. In two orders dated March 29, 2007 and April 20, 2007, the Court declared the law unconstitutional under the Uniformity Clause of the Illinois Constitution and enjoined the collection of this tax surcharge. The State of Illinois requested, and was granted, a stay of this ruling. As a result, the casinos will continue paying the 3% tax surcharge into the protest fund until a final order has been entered in the case. The State of Illinois has appealed the ruling to the Illinois Supreme Court, and oral arguments were heard in November 2007. The Company anticipates that a ruling on the appeal will be made in the next several months.

In August 2007, a complaint was filed on behalf of a putative class of public shareholders of the Company, and derivatively on behalf of the Company, in the Court of Common Pleas of Berks County, Pennsylvania (the "Complaint"). The Complaint names the Company's Board of Directors as defendants and the Company as a nominal defendant. The Complaint alleges, among other things, that the Board of Directors breached their fiduciary duties by agreeing to the proposed transaction with Fortress and Centerbridge for inadequate consideration, that certain members of the Board of Directors have conflicts with regard to the Merger, and that the Company and its Board of Directors have failed to disclose certain material information with regard to the Merger. The Complaint seeks, among other things, a court order: determining that the action is properly maintained as a class action and a derivative action; enjoining the Company and its Board of Directors from consummating the proposed Merger; and awarding the payment of attorneys' fees and expenses. The Company and the plaintiff have reached a tentative settlement in which the Company agreed to pay certain attorneys' fees and to make certain disclosures regarding the events leading up to the transaction with Fortress and Centerbridge in the proxy statement sent to shareholders in November 2007. Final settlement is contingent upon court approval and consummation of the transaction with Fortress and Centerbridge.

Operating Lease Commitments

The Company is liable under numerous operating leases for airplanes, automobiles, land for the property on which some of its casinos operate, other equipment and buildings, which expire at various dates through 2093. Total rental expense under these agreements was $29.6 million, $28.1 million, and $5.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The leases for land consist of annual base lease rent payments, plus a percentage rent based on a percent of adjusted gaming wins, as described in the respective leases.

The Company has an operating lease with the City of Bangor which covers the temporary facility and the permanent facility that the Company expects to open in the third quarter of 2008. Under the lease agreement, there is a fixed rent provision, as well as a revenue-sharing provision which is equal to 3% of gross slot revenue. The lease is for an initial term of fifteen years, with three ten-year renewal options. The initial term begins with the opening of the permanent facility.

On March 23, 2007, BTN, Inc. ("BTN"), one of the Company's wholly-owned subsidiaries, entered into an amended and restated ground lease (the "Amended Lease") with Skrmetta MS, LLC. The lease amends the prior ground lease, dated October 19, 1993. The Amended Lease requires BTN to maintain a minimum gaming operation on the leased premises and to pay rent equal to 5% of adjusted gaming win after gaming taxes have been deducted. The term of the Amended Lease expires on January 1, 2093.

The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases at December 31, 2007 are as follows (in thousands):

Year ending December 31,	
2008	$ 8,550
2009	6,699
2010	4,998
2011	4,768
2012	4,126
Thereafter	28,898
Total	$58,039

Capital Expenditure Commitments

At December 31, 2007, the Company is contractually committed to spend approximately $201.9 million in capital expenditures for projects in progress.

Employee Benefit Plans

The Company maintains a profit-sharing plan under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended, which covers all eligible employees. The plan enables participating employees to defer a portion of their salary in a retirement fund to be administered by the Company. The Company makes a discretionary match contribution of 50% of employees' elective salary deferrals, up to a maximum of 6% of eligible employee compensation.

The Company also has a defined contribution plan, the Charles Town Races Future Service Retirement Plan, covering substantially all of its union employees at the Charles Town Entertainment Complex. The Company makes annual contributions to this plan for the eligible union employees and to the Penn National Gaming, Inc. 401(k) Plan for the eligible non-union employees for an amount equal to the amount accrued for retirement expense, which is calculated as 0.25% of the daily mutual handle and 1.0% up to a base of the net video lottery revenues and, after the base is met, it reverts to 0.5%.

The Company maintains a non-qualified deferred compensation plan that covers most management and other highly-compensated employees. This plan was effective March 1, 2001. The plan allows the participants to defer, on a pre-tax basis, a portion of their base annual salary and bonus, and earn tax-deferred earnings on these deferrals. The plan also provides for matching Company contributions that vest over a five-year period. The Company has established a Trust, and transfers to the Trust, on a periodic basis, an amount necessary to provide for its respective future liabilities with respect to participant deferral and Company contribution amounts. The Company's matching contributions in 2007, 2006 and 2005 were $2.2 million, $1.5 million, and $1.1 million, respectively.

Agreements with Horsemen and Pari-Mutuel Clerks

The Company is required to have agreements with the horsemen at each of its racetracks to conduct its live racing and simulcasting activities, with the exception of the Company's tracks in Ohio and New Mexico. In addition, in order to operate gaming machines in West Virginia, the Company must maintain agreements with each of the Charles Town horsemen, pari-mutuel clerks and breeders.

At the Charles Town Entertainment Complex, the Company has an agreement with the Charles Town horsemen that expires on December 31, 2008, and an agreement with the breeders that expires on June 30, 2008. The pari-mutuel clerks at Charles Town are represented under a collective bargaining agreement with the West Virginia Division of Mutuel Clerks, which expires on December 31, 2010.

The Company's agreement with the Pennsylvania thoroughbred horsemen at Penn National Race Course expires on September 30, 2011. The Company is currently involved in good faith negotiations with Local 137 of the Sports Arena Employees (AFL-CIO) at Penn National Race Course with respect to pari-mutuel clerks, admissions and Telebet personnel relative to the renewal of a contract that will expire on February 28, 2008. The parties are cooperatively working on a successor agreement and expect to briefly extend the current agreement. The Company also has an agreement in place with the Sports Arena Employees Local 137 (AFL-CIO) with respect to pari-mutuel clerks and admission personnel at the Company's OTWs, which will expire on September 30, 2009.

The Company's agreement with the Maine Harness Horsemen Association at Bangor Raceway expires at the end of the 2008 racing season. Pennwood Racing, Inc. also has an agreement in effect with the horsemen at Freehold Raceway, which expires in May 2009.

Throughout the Argosy properties, the Seafarers Entertainment and Allied Trade Union represents approximately two thousand one hundred of the Company's employees. Additionally, at Argosy Casino Alton, the Seafarer International Union of North America, Atlantic, Gulf, Lakes and Inland Waters District/NMU, AFL-CIO represents eight of the Company's employees, the International Brotherhood of Electrical Workers represents eight of the Company's employees, the Security Police and Fire Professionals of America represents fifty-six of the Company's employees. At the Company's Lawrenceburg Indiana property, the American Maritime Officers Union represents seventeen of the Company's employees. The Company has collective bargaining agreements with these unions that expire at various times between July 2008 and October 2015. At the Empress Casino Hotel, the Hotel Employees and Restaurant Employees Union ("UNITE/HERE"), Local 1 represents approximately three hundred employees under a collective bargaining agreement which expires on March 31, 2010. Negotiations are expected to begin in the near term with the International Brotherhood of Electrical Workers, Local 176, who began representing fifteen slot technicians at the Empress Casino Hotel in October 2007. At Raceway Park, UNITE/HERE Local 10 represents the twenty pari-mutuel tellers under a contract which expires on May 31, 2012.

If the Company fails to maintain agreements with the horsemen at a track, it will not be permitted to conduct live racing and export and import simulcasting at that track and where applicable, the OTWs. In West Virginia, the Company will not be permitted to operate its gaming machines if it fails to maintain agreements with the Charles Town horsemen, pari-mutuel clerks and breeders. In addition, the simulcasting agreements are subject to the horsemen's approval. If the Company fails to maintain necessary agreements, this failure could have a material adverse effect on its business, financial condition and results of operations. Except for the closure of the facilities at Penn National Race Course and its OTWs from February 16, 1999 to March 24, 1999 due to a horsemen's strike, and a few days at other times and locations, the Company has been able to maintain the necessary agreements. There can be no assurance that the Company will be able to maintain the required agreements.

New Jersey Joint Venture

On January 28, 1999, the Company, along with its joint venture partner, Greenwood Limited Jersey, Inc. ("Greenwood"), purchased certain assets and assumed certain liabilities of Freehold Racing Association, Garden State Racetrack and related entities, in a transaction accounted for as a purchase transaction.

The Company made an $11.3 million loan to the joint venture and an equity investment of $0.3 million. The loan is evidenced by a subordinated secured note, which is included in investment in and advances to unconsolidated affiliate in the consolidated financial statements. The note bears interest at prime plus 2.25% or a minimum of 10.00% (at December 31, 2007, the interest rate was 10.00%). The Company has recorded interest income in the consolidated statements of income of $1.2 million, $1.2 million and $1.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The joint venture, through Freehold Racing Association, was part of a multi-employer pension plan. For collectively bargained, multi-employer pension plans, contributions were made in accordance with negotiated labor contracts and generally were based on days worked. With the passage of the Multi-Employer Pension Plan Amendments Act of 1980, the joint venture may, under certain circumstances, become subject to liabilities in excess of contributions made under collective bargaining agreements. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plans. In June 2006, Freehold Racing Association withdrew from the multi-employer pension plan, and thereby became subject to payment of a withdrawal liability to the multi-employer pension plan. In January 2008, the Company was informed that the multi-employer pension plan experienced a mass withdrawal termination as of December 25, 2007. At December 31, 2007, the most recent date for which information is available, the joint venture withdrawal liability was approximately $2.9 million for Freehold Racing Association, which is payable through November 2028.

The Company and Greenwood entered into a Debt Service Maintenance Agreement with a bank in which each joint venture partner has guaranteed up to 50% of a $23.0 million term loan to the joint venture. The Debt Service Maintenance Agreement remains in effect for the life of the loan and is due to expire on September 30, 2009. At December 31, 2007, the outstanding balance on the loan to the joint venture amounted to $11.5 million, of which the Company's obligation under its guarantee of the term loan was limited to approximately $5.75 million. The Company's investment in the joint venture is accounted for under the equity method. The original investment was recorded at cost and has been adjusted by the Company's share of income of the joint venture and distributions received. The Company's 50% share of the income of the joint venture is included in other income (expenses) in the consolidated statements of income.

12. Income Taxes

Deferred tax assets and liabilities are comprised of the following:

Year ended December 31,	2007	2006
	(in thousands)	
Deferred tax assets:		
Stock-based compensation expense	$ 11,111	$ 5,583
Accrued expenses	18,945	21,875
FIN 48	9,458	—
State net operating losses	7,687	28,872
Accumulated other comprehensive income (loss)	12,325	(1,461)
Gross deferred tax assets	59,526	54,869
Less valuation allowance	(6,632)	(28,510)
Net deferred tax assets	52,894	26,359
Deferred tax liabilities:		
Property, plant and equipment	(165,369)	(139,418)
Intangibles	(253,535)	(252,369)
Net deferred tax liabilities	(418,904)	(391,787)
Net:	$(366,010)	$(365,428)
Reflected on consolidated balance sheets:		
Current deferred tax assets, net	$ 19,079	$ 22,187
Noncurrent deferred tax liabilities, net	(385,089)	(387,615)
Net deferred taxes	$(366,010)	$(365,428)

For income tax reporting, the Company has state net operating loss carryforwards aggregating approximately $173.1 million available to reduce future state income taxes primarily for the Commonwealth of Pennsylvania and the State of Mississippi as of December 31, 2007. The tax benefit associated with these net operating loss carryforwards is approximately $7.7 million. Due to state tax statutes on annual net operating loss utilization limits, the availability of gaming tax credits, and income and loss projections in the applicable jurisdictions, a $6.6 million valuation allowance has been recorded to reflect the net operating losses which are not presently expected to be realized. If not used, substantially all the carryforwards will expire at various dates from December 31, 2008 to December 31, 2027.

The $6.6 million valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized. In the event that the valuation allowance is ultimately unnecessary, the majority would be treated as a reduction of tax expense.

In addition, certain subsidiaries have accumulated state net operating loss carryforwards aggregating approximately $558.1 million for which no benefit has been recorded as they are attributable to uncertain tax positions. The unrecognized tax benefits as of December 31, 2007 attributable to these net operating losses was approximately $36.4 million. Due to the uncertain tax position, these net operating losses are not included as components of deferred tax assets as of December 31, 2007. In the event of any benefit from realization of these net operating losses, $7.9 million would be treated as an increase to equity, $0.5 million would be treated as a reduction to goodwill, and the remainder would be treated as a reduction of tax expense. If not used, substantially all the carryforwards will expire at various dates from December 31, 2008 to December 31, 2027.

The provision for income taxes charged to operations was as follows:

Year ended December 31,	2007	2006	2005
		(in thousands)	
Current tax expense			
Federal	$ 75,959	$108,958	$ 73,463
State	28,536	33,067	12,184
Foreign	9,427	433	—
Total current	113,922	142,458	85,647
Deferred tax expense (benefit)			
Federal	16,223	16,260	(24,566)
State	2,042	(1,866)	(6,488)
Total deferred	18,265	14,394	(31,054)
Total provision	$132,187	$156,852	$ 54,593

The following table reconciles the statutory federal income tax rate to the actual effective income tax rate for 2007, 2006 and 2005:

Year ended December 31,	2007	2006	2005
Percent of pretax income			
Federal tax rate	35.0%	35.0%	35.0%
State and local income taxes	6.8%	5.5%	2.6%
Permanent differences	2.6%	1.8%	0.7%
Foreign	1.2%	0.1%	0.1%
Other miscellaneous items	(0.4)%	—	0.1%
	45.2%	42.4%	38.5%

13. Shareholders' Equity

Stock Split

On February 3, 2005, the Company announced that its Board of Directors approved a 2-for-1 split of the Company's common stock. The stock split was in the form of a stock dividend of one additional share of the Company's common stock for each share held. The additional shares were distributed on March 7, 2005 to shareholders of record on February 14, 2005. As a result of the stock dividend, the number of outstanding shares of the Company's common stock increased to approximately 82.8 million. All references in the consolidated financial statements to number of shares and net income per share amounts of the Company's common stock have been retroactively restated to reflect the increased number of common stock shares outstanding.

Shareholder Rights Plan

On May 20, 1998, the Board of Directors of the Company authorized and declared a dividend distribution of one preferred stock purchase right (the "Right" or "Rights") for each outstanding share of the Company's common stock, par value $.01 per share, payable to shareholders of record at the close of business on March 19, 1999. In addition, a Right is issued for each share of common stock issued after March 19, 1999 and prior to the Rights' expiration. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share (a "Preferred Stock Fraction") of the Company's Series A Preferred Stock (or another series of preferred stock with substantially similar terms), or a combination of securities and assets of equivalent value, at a purchase price of $10.00 per

Preferred Stock Fraction, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated March 2, 1999, and amended on June 15, 2007, between the Company and Continental Stock Transfer and Trust Company as Rights Agent.

The Rights are attached to the shares of the Company's common stock until they become exercisable. Generally, the Rights will be exercisable beginning on a specified date after a person or group acquires 15% or more of the Company's common stock (the "Stock Acquisition Date"), commences a tender or exchange offer that will result in such person or group acquiring 20% or more of the outstanding common stock or a determination that a beneficial owner's ownership of a substantial amount of the Company's common stock (at least 10%) is intended to pressure the Company to take action not in the long-term best interests of the Company or may have a material adverse impact ("Adverse Person") on the business or prospects of the Company. The Company is entitled to redeem the Rights at a price of $.01 per Right (payable in cash or stock) at any time until 10 days following a Stock Acquisition Date or the date on which a person is determined to be an Adverse Person. Upon the occurrence of certain events described in the Rights Agreement, each holder of Rights (other than Rights owned by a shareholder who has acquired 15% or more of the Company's outstanding common stock or who is determined to be an Adverse Person, which Rights become void) will have the right to receive, upon exercise, Preferred Stock Fractions (or, in certain circumstances, Company common stock, the acquiring company's common stock, cash, property or other securities of the Company) having a market value of twice the exercise price of each Right. Following any such event, the Company may permit holders to surrender their Rights in exchange for Preferred Stock Fractions (or other property or securities, as the case may be) equal to half the value otherwise purchasable or exchange each Right for one Preferred Share Fraction. A potential dilutive effect may exist upon the exercise of the Rights. Until a Right is exercised, the holder will have no rights as a stockholder of the Company, including, without limitations, the right to vote as a stockholder or to receive dividends. The Rights are not exercisable until the distribution date, and will expire at the close of business on March 18, 2009, unless earlier redeemed or exchanged by the Company.

On June 15, 2007, immediately prior to the execution of the Merger Agreement, the Company and Continental Stock Transfer and Trust Company entered into Rights Agreement Amendment No. 1. The Company was required to enter into Rights Agreement Amendment No. 1 pursuant to Section 4.12 of the Merger Agreement in order to render the Rights Agreement inapplicable to the proposed Merger and other transactions contemplated under the Merger Agreement. Pursuant to Rights Agreement Amendment No. 1, none of Fortress, Centerbridge, PNG Holdings LLC ("Holdings" and, together with Fortress, Centerbridge, Parent and Merger Sub, the "Fortress/Centerbridge Entities"), Parent or Merger Sub will be an Acquiring Person or an Adverse Person (as such terms are defined in the Rights Agreement) to the extent any of the Fortress/Centerbridge Entities are beneficial owners of any Common Stock as a result of the approval, execution or delivery of the Merger Agreement or consummation of the Merger.

14. Stock-Based Compensation

In April 1994, the Company's Board of Directors and shareholders adopted and approved the 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan permitted the grant of options to purchase up to 12,000,000 shares of Common Stock, subject to antidilution adjustments, at a price per share no less than 100% of the fair market value of the Common Stock on the date an option is granted with respect to incentive stock options only. The price would be no less than 110% of fair market value in the case of an incentive stock option granted to any individual who owns more than 10% of the total combined voting power of all classes of outstanding stock. The 1994 Plan provided for the granting of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options, which do not so qualify. The 1994 Plan terminated in April 2004, but options granted prior to the 1994 Plan's termination remain outstanding.

On April 16, 2003, the Company's Board of Directors adopted and approved the 2003 Long Term Incentive Compensation Plan (the "2003 Plan"). On May 22, 2003, the Company's shareholders approved the 2003 Plan. The 2003 Plan was effective June 1, 2003 and permits the grant of options to purchase Common Stock and other market-based and performance-based awards. Up to 12,000,000 shares of Common Stock are available for awards under the 2003 Plan. The 2003 Plan provides for the granting of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options, which do not so qualify. The exercise price per share may be no less than (i) 100% of the fair market value of the Common Stock on the date an option is granted for incentive stock options and (ii) 85% of the fair market value of the Common Stock on the date an option is granted for nonqualified stock options. Unless this plan is extended, no awards shall be granted or exchanges effected under this plan after May 31, 2013. At December 31, 2007, there were 3,208,225 options available for future grants under the 2003 Plan.

Stock options that expire between January 2, 2009 and January 2, 2017 have been granted to officers, directors and employees to purchase Common Stock at prices ranging from $7.42 to $61.82 per share. All options were granted at the fair market value of the Common Stock on the date the options were granted.

The following table contains information on stock options issued under the plans for the three-year period ended December 31, 2007:

	Number of Option Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2004	6,941,260	$ 8.78	5.45	$149,229
Granted	2,813,000	29.51		
Exercised	(1,932,946)	5.63		
Canceled	(87,500)	9.84		
Outstanding at December 31, 2005	7,733,814	$17.09	5.34	$122,844
Granted	1,784,400	33.34		
Exercised	(1,310,113)	9.31		
Canceled	(97,500)	22.16		
Outstanding at December 31, 2006	8,110,601	$21.87	4.97	$160,225
Granted	1,458,750	42.21		
Exercised	(1,824,071)	13.66		
Canceled	(495,375)	28.44		
Outstanding at December 31, 2007	7,249,905	$27.58	4.87	$231,837

Included in the above are common stock options that were issued in 2003 to the Company's Chairman outside of the 1994 Plan and the 2003 Plan. These options were issued at $7.95 per share, and are exercisable through February 6, 2013. At December 31, 2007 and December 31, 2006, the number of these common stock options that were outstanding was 23,750. In addition, the Company issued 160,000 restricted stock awards in 2004, which fully vest in May 2009, and issued 280,000 restricted stock awards in 2006, which fully vest by 2011. The restricted stock grants in 2004 and 2006 were made pursuant to the 2003 Plan. Due to the departure of one of the Company's senior executives, 60,000 of these awards were forfeited. The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 were $16.08, $14.58 and $12.17, respectively.

	Number of Option Shares	Weighted-Average Exercise Price
Exercisable at December 31,		
2007	3,080,480	$19.74
2006	2,848,451	14.11
2005	2,036,064	8.44

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $74.6 million, $37.4 million and $53.1 million, respectively.

At December 31, 2007, there were 3,080,480 shares that were exercisable, with a weighted-average exercise price of $19.74, a weighted-average remaining contractual term of 3.88 years, and an aggregate intrinsic value of $122.6 million.

The following table summarizes information about stock options outstanding at December 31, 2007:

	Exercise Price Range			Total
	$7.42 to $29.22	$30.18 to $41.62	$42.43 to $61.82	$7.42 to $61.82
Outstanding options				
Number outstanding	4,155,491	3,002,414	92,000	7,249,905
Weighted-average remaining contractual life (years)	3.94	6.11	6.42	4.87
Weighted-average exercise price	$ 20.22	$ 37.03	$ 51.21	$ 27.58
Exercisable options				
Number outstanding	2,674,991	405,489	—	3,080,480
Weighted-average exercise price	$ 17.69	$ 33.27	$ —	$ 19.74

Compensation costs related to stock-based compensation for the years ended December 31, 2007 and December 31, 2006 totaled $25.5 million pre-tax ($18.6 million after-tax), or $.21 per diluted share, and $20.6 million pre-tax ($14.9 million after-tax), or $.17 per diluted share, respectively, and are included in the consolidated statements of income under general and administrative expense.

At December 31, 2007 and December 31, 2006, the total compensation cost related to nonvested awards not yet recognized equaled $41.6 million and $45.2 million, respectively, including $36.3 million and $38.0 million for stock options, respectively, and $5.3 million and $7.2 million for restricted stock, respectively. This cost is expected to be recognized over the remaining vesting periods, which will not exceed five years.

15. Segment Information

In accordance with SFAS No. 131, the Company views each property as an operating segment, and aggregates all of its properties into one reportable segment, as the Company believes that they are economically similar, offer similar types of products and services, cater to the same types of customers and are similarly regulated.

16. Summarized Quarterly Data (Unaudited)

Following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006:

	Fiscal Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
2007				
Net revenues	$596,258	$625,244	$629,450	$585,841
Income from continuing operations	124,780	128,420	133,879	110,730
Net income	42,941	38,299	46,590	32,223
Basic earnings per share	0.51	0.45	0.54	0.37
Diluted earnings per share	0.49	0.43	0.52	0.36
2006				
Net revenues	$547,802	$537,773	$586,111	$572,861
Income from continuing operations	128,901	121,837	128,055	199,048
Net income	41,983	42,695	155,060	87,350
Basic earnings per share	0.50	0.51	1.84	1.03
Diluted earnings per share	0.49	0.49	1.79	1.00

17. Related Party Transactions

Life Insurance Policies

Historically, the Company paid premiums on life insurance policies (the "Policies") on behalf of certain irrevocable trusts (the "Trusts") created by the Company's Chairman and Chief Executive Officer ("CEO"). The policies covered the Chairman and CEO's life and that of his spouse. The Trusts were the owners and beneficiaries of the policies and were obligated to reimburse the Company for all premiums paid when the insurance matures or upon death. To secure the Company's interest in each of the Policies, the Trusts executed a collateral assignment of each of the Policies to the Company. As of December 31, 2007, the Trusts terminated these policies and reimbursed the Company for all but $159,000 for these payments.

Executive Office Lease

The Company currently leases 42,348 square feet of executive office and warehouse space for buildings in Wyomissing, Pennsylvania from affiliates of its Chairman and CEO. Rent expense for the years ended December 31, 2007, 2006 and 2005 amounted to $0.7 million, $0.6 million, and $0.5 million, respectively. The leases for the office space expire in March 2012, May 2012 and May 2013, and the lease for the warehouse space expires in July 2010. The future minimum lease commitments relating to these leases at December 31, 2007 equaled $3.8 million. The Company also paid $3.7 million, $1.3 million and $0.4 million in construction costs to these same affiliates for the years ended December 31, 2007, 2006 and 2005, respectively.

18. Subsidiary Guarantors

Under the terms of the $2.725 billion senior secured credit facility, all of Penn's subsidiaries are guarantors under the agreement, with the exception of several minor subsidiaries with total assets, excluding intercompany balances, of $43.9 million (approximately 0.9% of total assets at December 31, 2007). Each of the subsidiary guarantors is 100% owned by Penn. In addition, the guarantees provided by Penn's subsidiaries under the terms of the $2.725 billion senior secured credit facility are full and unconditional, joint and several, and Penn had no significant independent assets and no independent operations at, and for the year ended, December 31, 2007. There are no significant restrictions within the $2.725 billion senior secured credit facility on the Company's ability to obtain funds from its subsidiaries by dividend or loan. However, in certain jurisdictions, the gaming authorities may impose restrictions pursuant to the authority granted to them with regard to Penn's ability to obtain funds from its subsidiaries.

With regard to the $2.725 billion senior secured credit facility, the Company has not presented condensed consolidating balance sheets, condensed consolidating statements of income and condensed consolidating statements of cash flows at, and for the years ended, December 31, 2007, 2006 and 2005, as Penn had no significant independent assets and no independent operations at, and for the year ended, December 31, 2007, the guarantees are full and unconditional and joint and several, and any subsidiaries of Penn other than the subsidiary guarantors are considered minor.

Under the terms of the $200 million 6⅞% senior subordinated notes, all of Penn's subsidiaries are guarantors under the agreement, with the exception of several minor subsidiaries with total assets, excluding intercompany balances, of $19.4 million (approximately 0.4% of total assets at December 31, 2007). Each of the subsidiary guarantors is 100% owned by Penn. In addition, the guarantees provided by Penn's subsidiaries under the terms of the $200 million 6⅞% senior subordinated notes are full and unconditional, joint and several, and Penn had no significant independent assets and no independent operations at, and for the year ended, December 31, 2007. There are no significant restrictions within the $200 million 6⅞% senior subordinated notes on the Company's ability to obtain funds from its subsidiaries by dividend or loan. However, in certain jurisdictions, the gaming authorities may impose restrictions pursuant to the authority granted to them with regard to Penn's ability to obtain funds from its subsidiaries.

With regard to the $200 million 6⅞% senior subordinated notes, the Company has not presented condensed consolidating balance sheets, condensed consolidating statements of income and condensed consolidating statements of cash flows at, and for the years ended, December 31, 2007, 2006 and 2005, as Penn had no significant independent assets and no independent operations at, and for the year ended, December 31, 2007, the guarantees are full and unconditional and joint and several, and any subsidiaries of Penn other than the subsidiary guarantors are considered minor.

19. Discontinued Operations—Disposition of Hollywood Casino Shreveport

On August 27, 2004, the Company's unrestricted subsidiary, Hollywood Casino Shreveport ("HCS"), in cooperation with an Ad Hoc Committee representing a majority of its noteholders, entered into an agreement with Eldorado Resorts LLC ("Eldorado") providing for the acquisition of HCS by certain affiliates of Eldorado. On September 10, 2004, a group of HCS's creditors, led by Black Diamond Capital Management, LLC, filed with the U.S. Bankruptcy Court, Western District of Louisiana ("U.S. Bankruptcy Court"), located in Shreveport, Louisiana, an involuntary petition against HCS for relief under Chapter 11 of the U.S. Bankruptcy Code. On October 30, 2004, HCS agreed to the entry of an order for relief in the Chapter 11 case that had been filed against it, and HCS I, Inc., HCS II, Inc., HWCC-Louisiana, Inc. and Shreveport Capital Corporation commenced voluntary cases under Chapter 11 of the Bankruptcy Code. HCS's debt was non-recourse to the Company and its other subsidiaries.

On July 6, 2005, the U.S. Bankruptcy Court entered an order confirming a Chapter 11 plan that provided for the acquisition of HCS by certain affiliates of Eldorado and, on July 22, 2005, the acquisition was completed. As a result, the Company recorded a non-cash pre-tax gain of approximately $58.3 million, representing the aggregate amount of previously-recorded losses. The after-tax effect of the gain was approximately $37.9 million.

The Company has historically reflected the results of this transaction by classifying the assets, liabilities and results of operations of HCS as assets and liabilities held for sale and discontinued operations in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or

Disposal of Long-Lived Assets" ("SFAS 144"). The Company held no HCS assets or liabilities at December 31, 2007 and 2006. Net revenues, income from continuing operations and net loss for HCS for the year ended December 31, 2005 equaled $67.5 million, $2.9 million and ($5.5) million, respectively.

20. Discontinued Operations—Sale of The Downs Racing, Inc. and Subsidiaries

On October 15, 2004, the Company announced the sale of The Downs Racing, Inc. and its subsidiaries to the MTGA. In January 2005, the Company received $280 million from the MTGA, and transferred the operations of The Downs Racing, Inc. and its subsidiaries to the MTGA. The sale was not considered final for accounting purposes until the third quarter of 2006, as the MTGA had certain post-closing termination rights that remained outstanding. On August 7, 2006, the Company entered into the Amendment and Release with the MTGA pertaining to the Purchase Agreement, and agreed to pay the MTGA an aggregate of $30 million over five years, beginning on the first anniversary of the commencement of slot operations at Mohegan Sun at Pocono Downs, in exchange for the MTGA's agreement to release various claims it raised against the Company under the Purchase Agreement and the MTGA's surrender of all post-closing termination rights it might have had under the Purchase Agreement. As a result of the Amendment and Release, the Company recorded, in accordance with GAAP, a net book gain on the $250 million sale ($280 million initial price, less $30 million payable pursuant to the Amendment and Release) of The Downs Racing, Inc. and its subsidiaries to the MTGA of $114.0 million (net of $84.9 million of income taxes) during the year ended December 31, 2006. In addition, the Company recorded the present value of the $30 million liability within debt, as the amount due to the MTGA is payable over five years, with the first payment of $7.0 million having been made in November 2007.

The Company held no The Downs Racing, Inc. assets or liabilities at December 31, 2007 and 2006. Net revenues, loss from continuing operations and net loss for The Downs Racing, Inc. and its subsidiaries for the year ended December 31, 2005 equaled $1.8 million, $86,000 and $38,000, respectively.

21. Discontinued Operations—Sale of Argosy Casino Baton Rouge

On October 25, 2005, pursuant to the previously-announced Securities Purchase Agreement among Argosy, Wimar Tahoe Corporation and CP Baton Rouge Casino, L.L.C., an affiliate of Columbia Sussex Corporation, the Company completed its sale of Argosy Casino Baton Rouge to Columbia Sussex Corporation for approximately $148.6 million. The Company owned Argosy Casino Baton Rouge for twenty-four days prior to the sale. The Company did not record a gain or loss on sale of the property, as the sale price on date of disposition equaled the estimated fair value of the assets and liabilities acquired, but assigned a purchase price equal to $148.6 million.

Net revenues, income from continuing operations and net income for Argosy Casino Baton Rouge for the year ended December 31, 2005 equaled $9.9 million, $2.5 million and $1.4 million, respectively.

22. Subsequent Event

On February 19, 2008, the Illinois Gaming Board resolved to allow the Company to retain the Empress Casino Hotel. Previously, in connection with its acquisition of Argosy, the Company entered into an agreement with the Illinois Gaming Board in which it agreed, in part, to enter into an agreement to divest the Empress Casino Hotel by December 31, 2006, which date was later extended to June 30, 2008, subject to the Company having the right to request that the Illinois Gaming Board review and reconsider the terms of the agreement.

23. Event Subsequent to Date of Independent Registered Public Accounting Firm Report (unaudited)

On July 3, 2008, the Company entered into an agreement with certain affiliates of Fortress and Centerbridge terminating the Merger Agreement. In connection with the termination of the Merger Agreement, the Company agreed to receive a total of $1.475 billion, consisting of a nonrefundable $225 million cash termination fee and a $1.25 billion, zero coupon, preferred equity investment. Pursuant to the terms of the preferred equity purchase agreement, the purchasers made a nonrefundable $475 million payment to the Company on July 3, 2008, in addition to the payment of the nonrefundable $225 million cash termination fee. Under the terms of the purchase agreement, the purchasers have subsequently deposited the remaining preferred equity investment purchase consideration with an escrow agent. The funds will be released from escrow upon the issuance of the preferred stock, which is subject to the receipt of required regulatory approvals and the satisfaction of certain other conditions. The Company is in the process of seeking the required regulatory approvals and expects to satisfy all conditions to funding and the related issuance of the preferred stock during the fourth quarter of 2008.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the fiscal quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, and concluded that it was effective as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Penn National Gaming, Inc. and subsidiaries

We have audited Penn National Gaming, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Penn National Gaming, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penn National Gaming, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Penn National Gaming, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended of Penn National Gaming, Inc. and subsidiaries and our report dated February 22, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
February 22, 2008

OFFICERS AND DIRECTORS

Peter M. Carlino, Chairman of the Board and Chief Executive Officer

Timothy J. Wilmott, President and Chief Operating Officer

William J. Clifford, Sr. Vice President, Finance and Chief Financial Officer

Robert S. Ippolito, Vice President, Secretary & Treasurer

Steven T. Snyder, Sr. Vice President, Corporate Development

John Finamore, Sr. Vice President, Regional Operations

Jordan B. Savitch, Esq., Sr. Vice President and General Counsel

Gene Clark, Sr. Vice President, Human Resources

Harold Cramer, Esq., Director, Retired Partner, Schnader Harrison Segal & Lewis LLP

David A. Handler, Director, Partner, Centerview Partners

Robert P. Levy, Director, Chairman of the Board, DRT Industries, Inc.

John M. Jacquemin, Director, President, Mooring Financial Corporation

Barbara Z. Shattuck, Director, Managing Director, Shattuck Hammond Partners LLC

OTHER INFORMATION

Ballard Spahr Andews & Ingersoll, LLP
Legal Counsel
1735 Market Street—51st Floor
Philadelphia, PA 19103-7599

Ernst and Young LLP
Independent Registered Public Accounting Firm
2001 Market Street, Suite 4000
Philadelphia, PA 19103

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

Company Website
www.pngaming.com

Market Information
The Common Stock of the Company is listed on the NASDAQ Global Select Market under the symbol PENN.

The Annual Report on Form 10-K filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2007 may be obtained free of charge upon written request to Robert S. Ippolito, Vice President, Secretary & Treasurer, Penn National Gaming, Inc., 825 Berkshire Boulevard, Suite 200, Wyomissing, PA 19610.

Penn National Gaming, Inc.

825 Berkshire Boulevard, Suite 200, Wyomissing, PA 19610
(610) 373-2400 www.pngaming.com

END